    As filed with the Securities and Exchange Commission on December 6, 2001
                                                  FILE NOS. 333-69386; 811-03457

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM N-4/A

              REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933       [X]


                           PRE-EFFECTIVE AMENDMENT NO. 1                [X]

                          POST-EFFECTIVE AMENDMENT NO.                  [ ]

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT of 1940                        [ ]


                              AMENDMENT NO. 38                          [X]


                    PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
                           (Exact Name of Registrant)


                     THE PENN MUTUAL LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                600 Dresher Road
                           Horsham, Pennsylvania 19044
              (Address of Principal Executive Offices of Depositor)
                   Depositor's Telephone Number: 215-956-8000


                                Richard F. Plush
                      Vice President, Products and Programs
                     The Penn Mutual Life Insurance Company
                                600 Dresher Road
                           Horsham, Pennsylvania 19044
                     (Name and Address of Agent for Service)

                                    COPY TO:

C. Ronald Rubley                                     Michael Berenson
Morgan, Lewis & Bockius LLP                          Morgan, Lewis & Bockius LLP
1701 Market Street                                   1800 M Street, N.W.
Philadelphia, PA  19103                              Washington, DC 20036-5869


Approximate date of public offering: As soon as praticable after effectiveness of the Registration Statement

                      Title of Securities Being Registered:

  Individual Variable and Fixed Annuity Contracts - Flexible Purchase Payments

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration
     Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                              CROSS REFERENCE SHEET

                                                                                 Location in Statement of
Form N-4 Item Number                        Location in Prospectuses              Additional Information
--------------------                        ------------------------             ------------------------
Item  1.     Cover Page                     Cover Page                                        N/A

Item  2.     Definitions                    Glossary                                          N/A

Item  3.     Synopsis or Highlights         Cover Page; Expenses                              N/A

Item  4.     Condensed Financial            N/A                                               N/A
             Information


Item  5.     General Description            The Penn Mutual Life                              N/A
             of Registrant, Depositor       Insurance Company;
             and Portfolio Companies        The Separate Account

Item  6.     Deductions and Expenses        The Contract - What Charges                       N/A
                                            Do I Pay?

Item  7.     General Description            The Contract                                      N/A
             of Variable Annuity
             Contracts

Item  8.     Annuity Period Options         The Contract - What Types of                      N/A
                                            Annuity Payments May I Choose?

Item  9.     Death Benefit On Death         The Contract - What are the Death                 N/A
                                            Benefits Under My Contract?

Item 10.     Purchases and Contract         The Contract - How Do I Purchase                  N/A
             Value                          a Contract?
                                            The Separate Account -
                                            Accumulation Units

Item 11.     Redemptions                    The Contract - May I Withdraw Any                 N/A
                                            of My Money?

Item 12.     Taxes                          Federal Income Tax                                N/A
                                            Considerations

Item 13.     Legal Proceedings              N/A                                               N/A

Item 14.     Table of Contents of           Statement of Additional                           N/A
             Statement of Additional        Information Contents
             Information

Item 15.     Cover Page                     N/A                                               Cover Page

Item 16.     Table of Contents              N/A                                               Cover Page

Item 17.     General Information            N/A                                               N/A
             and History

                                                                                 Location in Statement of
Form N-4 Item Number                        Location in Prospectuses              Additional Information
--------------------                        ------------------------             ------------------------
Item 18.     Services                       N/A                                    Administrative and
                                                                                   Recordkeeping
                                                                                   Services; Custodian;
                                                                                   Independent Auditors

Item 19.     Purchase of Securities         The Contract - How Do I Purchase       Distribution of
             Being Offered and Expenses     a Contract?                            Contracts
                                            The Contract - May I Transfer
                                            Money Among Investment Options?
                                            The Contract - What Charges Do
                                            I Pay?

Item 20.     Underwriters                   N/A                                    Distribution of
                                                                                   Contracts

Item 21.     Calculation of Performance     N/A                                    Performance Data
             Data

Item 22.     Annuity Payments               N/A                                    Variable Annuity
                                                                                   Payments

Item 23.     Financial Statements           N/A                                    Financial Statements

                                     PART A


                      INFORMATION REQUIRED IN A PROSPECTUS

PROSPECTUS -- DECEMBER ____, 2001
INDIVIDUAL VARIABLE AND FIXED ANNUITY CONTRACT -- FLEXIBLE PURCHASE PAYMENTS
--------------------------------------------------------------------------------
PENNFREEDOM

PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
THE PENN MUTUAL LIFE INSURANCE COMPANY
PHILADELPHIA, PENNSYLVANIA 19172 O TELEPHONE (800) 523-0650
--------------------------------------------------------------------------------
This Prospectus describes an individual variable and fixed annuity contract ("Contract") offered by the Penn Mutual Life Insurance Company ("Penn Mutual" or the "Company"). Please read it carefully and save it for future reference.

The Contract is an agreement between you and Penn Mutual. You agree to make one or more payments to us and we agree to make annuity and other payments to you at a future date. The Contract:

o has a variable component, which means that your Variable Account Value and any variable payout will be based upon investment experience (see investment options on next page),

o has a fixed component, which means that your Fixed Account Value and any fixed payout will be based on purchase payments accumulated with interest at a rate of not less than 3%,

o is tax-deferred, which means that you will not pay taxes until we begin to make annuity payments to you or you take money out,

o allows you to choose to receive annuity payments over different periods of time, including over your lifetime,

o        offers enhanced guaranteed minimum death benefit options, and

o        offers an estate enhancement death benefit option.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. IT IS A CRIME FOR ANYONE TO TELL YOU OTHERWISE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE CONTRACT IS NOT SUITABLE FOR SHORT-TERM INVESTMENT. YOU MAY PAY A DEFERRED SALES CHARGE OF UP TO 8% ON EARLY WITHDRAWALS. IF YOU WITHDRAW MONEY BEFORE AGE 59 1/2, YOU MAY PAY A 10% ADDITIONAL INCOME TAX. THE CONTRACT IS NOT A BANK DEPOSIT AND IS NOT FEDERALLY INSURED.

YOU MAY RETURN YOUR CONTRACT WITHIN TEN DAYS OF RECEIPT FOR A FULL REFUND OF THE CONTRACT VALUE (OR PURCHASE PAYMENTS, IF REQUIRED BY LAW). LONGER FREE LOOK PERIODS APPLY IN SOME STATES.

You may obtain a Statement of Additional Information from us free of charge by writing The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172. Or, you can call us at (800) 523-0650. The Statement of Additional Information contains more information about the Contract. It is filed with the Securities and Exchange Commission and we incorporate it by reference into this Prospectus. The table of contents of the Statement of Additional Information is at the end of this Prospectus.

The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains this Prospectus, the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission.

Under the variable component of the Contract, you may direct us to invest your payments in one or more of the following Funds through Penn Mutual Variable Annuity Account III (the "Separate Account").

----------------------------------------------------------------------------------------------------------
PENN SERIES FUNDS, INC.                                              MANAGER
         Money Market Fund                                           Independence Capital Management, Inc.
         Limited Maturity Bond Fund                                  Independence Capital Management, Inc.
         Quality Bond Fund                                           Independence Capital Management, Inc.
         High Yield Bond Fund                                        T. Rowe Price Associates, Inc.
         Flexibly Managed Fund                                       T. Rowe Price Associates, Inc.
         Growth Equity Fund                                          Independence Capital Management, Inc.
         Large Cap Value Fund                                        Putnam Investment Management, LLC
         Index 500 Fund                                              Wells Capital Management Incorporated
         Mid Cap Growth Fund                                         Turner Investment Partners, Inc.
         Mid Cap Value Fund                                          Neuberger Berman Management Inc.
         Emerging Growth Fund                                        RS Investment Management, Inc.
         Small Cap Value Fund                                        Royce & Associates, Inc
         International Equity Fund                                   Vontobel USA Inc.
----------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST                           MANAGER
         Balanced Portfolio                                          Neuberger Berman Management Inc.
----------------------------------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND               MANAGER
         Equity-Income Portfolio                                     Fidelity Management & Research Company
         Growth Portfolio                                            Fidelity Management & Research Company
----------------------------------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II            MANAGER
         Asset Manager Portfolio                                     Fidelity Management & Research Company
----------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.                              MANAGER
         Emerging Markets Equity (International) Portfolio           Morgan Stanley Asset Management
----------------------------------------------------------------------------------------------------------
A PROSPECTUS FOR EACH OF THESE FUNDS ACCOMPANIES THIS PROSPECTUS.


------------------------------------------------------------------------------------------------------------------
PROSPECTUS CONTENTS
------------------------------------------------------------------------------------------------------------------
GLOSSARY........................................................................................................5
------------------------------------------------------------------------------------------------------------------
EXPENSES........................................................................................................6
------------------------------------------------------------------------------------------------------------------
EXAMPLES OF FEES AND EXPENSES...................................................................................9
------------------------------------------------------------------------------------------------------------------
CONDENSED FINANCIAL INFORMATION................................................................................11
------------------------------------------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY.........................................................................11
------------------------------------------------------------------------------------------------------------------
THE SEPARATE ACCOUNT...........................................................................................11
      Accumulation Units - Valuation...........................................................................11
      Voting Instructions......................................................................................11
      Investment Options in the Separate Account...............................................................12
         Penn Series Funds, Inc. ..............................................................................12
         Neuberger Berman Advisers Management Trust............................................................13
         Fidelity Investments' Variable Insurance Products Fund................................................13
         Fidelity Investments' Variable Insurance Products Fund II.............................................13
         Morgan Stanley's The Universal Institutional Funds, Inc. .............................................13
------------------------------------------------------------------------------------------------------------------
THE FIXED INTEREST ACCOUNTS ...................................................................................14
------------------------------------------------------------------------------------------------------------------

THE CONTRACT...................................................................................................15
      How Do I Purchase a Contract?............................................................................15
      What Types of Annuity Payments May I Choose?.............................................................16
         Variable Annuity Payments ............................................................................16
         Fixed Annuity Payments  ..............................................................................16
         Other Information ....................................................................................16
      What Are the Death Benefits Under My Contract?...........................................................17
         Optional Enhanced Guaranteed Minimum Death Benefit Riders ............................................17
         Optional Estate Enhancement Death Benefit Rider.......................................................18
         Choosing a Lump Sum or Annuity .......................................................................18
      May I Transfer Money Among Subaccounts and the Fixed Interest Accounts?..................................19
         Before the Annuity Date  .............................................................................19
         After the Annuity Date   .............................................................................19
         General Rules.........................................................................................19
         Dollar Cost Averaging.................................................................................20
         Automatic Rebalancing.................................................................................20
      May I Withdraw Any of My Money?..........................................................................20
         Systematic Withdrawals................................................................................20
         403(b) Withdrawals....................................................................................21
      Deferment of Payments and Transfers......................................................................21
      What Charges Do I Pay?...................................................................................21
         Administration Charges................................................................................21
         Mortality and Expense Risk Charge.....................................................................21
         Contingent Deferred Sales Charge......................................................................21
         Free Withdrawals......................................................................................22
         Contract Rider Charges................................................................................26
         Premium Taxes.........................................................................................26
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
PERFORMANCE INFORMATION........................................................................................23
------------------------------------------------------------------------------------------------------------------
MORE INFORMATION ABOUT THE FIXED INTEREST ACCOUNTS.............................................................23
      General Information......................................................................................23
      Loans Under Section 403(b) Contracts.....................................................................24
------------------------------------------------------------------------------------------------------------------

FEDERAL INCOME TAX CONSIDERATIONS..............................................................................25
      Withdrawals and Death Benefits...........................................................................25
      Annuity Payments.........................................................................................25
      Early Withdrawals........................................................................................25
      Transfers................................................................................................25
      Separate Account Diversification.........................................................................26
      Qualified Plans..........................................................................................26
------------------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS...........................................................................................26
------------------------------------------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION CONTENTS...................................................................27
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GLOSSARY

         ACCUMULATION PERIOD: A period that begins with your first purchase payment and ends on the Annuity Date.

         ACCUMULATION UNIT: A unit of measure used to compute the Variable Account Value under the Contract prior to the Annuity Date.

         ADMINISTRATIVE OFFICE: A reference to our administrative office means The Penn Mutual Life Insurance Company, Administrative Office, 600 Dresher Road, Horsham, Pennsylvania 19044.

         ANNUITANT: The person during whose life annuity payments are made.

         ANNUITY DATE:  The date on which annuity payments start.

         ANNUITY PAYOUT PERIOD: The period of time, starting on the Annuity Date, during which we make annuity payments.

         ANNUITY UNIT: A unit of measure used to calculate the amount of each variable annuity payment.

         BENEFICIARY: The person(s) named by the Contract Owner to receive the death benefit payable upon the death of the Contract Owner or Annuitant.

         CONTRACT: The combination variable and fixed annuity contract described in this Prospectus.

         CONTRACT OWNER: The person specified in the Contract as the Contract Owner.

         CONTRACT VALUE: The sum of the Variable Account Value and the Fixed Account Value.

         FIXED ACCOUNT VALUE: The value of amounts held under the Contract in all fixed interest accounts.

         SEPARATE ACCOUNT: Penn Mutual Variable Annuity Account III, a separate account of The Penn Mutual Life Insurance Company that is registered as a unit investment trust under the Investment Company Act of 1940.

         SUBACCOUNT: A division of the Separate Account which holds shares of the Funds. In this prospectus, we may use the term subaccount to refer to the Fund in which the subaccount invests.

         VARIABLE ACCOUNT VALUE: The value of amounts held under the Contract in all subaccounts of the Separate Account.

         VALUATION PERIOD: The period from one valuation of Separate Account assets to the next. Valuation is performed on each day the New York Stock Exchange is open for trading.

         WE OR US: A reference to "we" or "us" denotes The Penn Mutual Life Insurance Company, also referred to in this Prospectus as Penn Mutual.

         YOU: A reference to "you" denotes the Contract Owner or prospective Contract Owner.

--------------------------------------------------------------------------------------------------------------
EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES
  Sales Load Imposed on Purchase Payments .........................................................   None
  Maximum Contingent Deferred Sales Charge ........................     8% of purchase payments withdrawn(a)
  Transfer Fee.....................................................................................   None
MAXIMUM ANNUAL CONTRACT ADMINISTRATION CHARGE ......................................................  $40(b)

SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF VARIABLE ACCOUNT VALUE) .....................
  Mortality and Expense Risk Charge ................................................................  1.30%
  Contract Administration Charge ...................................................................  0.15%
                                                                                                      -----
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES (WITHOUT RIDERS) ............................................  1.45%

CONTRACT RIDER CHARGES (OPTIONAL)..................................................................
  Enhanced Guaranteed Minimum Step-Up Death Benefit Rider ..........................................  0.25%(c)
  Enhanced Guaranteed Minimum Rising-Floor Death Benefit Rider .....................................  0.35%
  Estate Enhancement Rider (for Annuitants Age 60 and Under) .......................................  0.20%(d)
  Estate Enhancement Rider (for Annuitants Age 61 to 70)............................................  0.30%(e)
  Estate Enhancement Rider (for Annuitants Ages 71 to 80) ..........................................  0.60%(f)

TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES, INCLUDING MAXIMUM CHARGES FOR CONTRACT RIDERS
(AS A PERCENTAGE OF VARIABLE ACCOUNT VALUE) ........................................................  2.40%(g)

-----------------------
(a) The charge decreases each year to zero in the fifth Contract year as follows: first Contract year - 8%; second Contract year - 7%; third Contract year - 6%; fourth Contract year - 5%; fifth Contract year and thereafter - 0%. See WHAT CHARGES DO I PAY? in this Prospectus.
(b) You pay $40 or 2% of the Variable Account Value, whichever is less. You do not pay this charge if your Variable Account Value is more than $100,000.
(c) The current annual charge for this rider is 0.20% and may not be increased beyond the maximum of 0.25%.
(d) The current annual charge for this rider is 0.15% and may not be increased beyond the maximum of 0.20%.
(e) The current annual charge for this rider is 0.25% and may not be increased beyond the maximum of 0.30%.
(f) The current annual charge for this rider is 0.55% and may not be increased beyond the maximum of 0.60%.
(g) This is the total of the maximum total Separate Account Annual Expenses that may be charged with all available riders attached. Your total current charges will be between 1.45% and 2.35%, depending on whether you choose optional riders and which rider(s) you choose to purchase. You may purchase only one of the enhanced guaranteed minimum death benefit riders.

------------------------------------------------------------------------------------------------------------
PENN SERIES FUNDS, INC.
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVERAGE NET ASSETS)

                                               MANAGEMENT FEES                                    TOTAL
                                               (AFTER WAIVER,               OTHER                  FUND
                                                  IF ANY)                  EXPENSES              EXPENSES
                                               ---------------             --------              --------
Money Market.............................          0.26%                    0.32%                  0.58%
Limited Maturity Bond....................          0.30%                    0.41%                  0.71%
Quality Bond.............................          0.37%                    0.31%                  0.68%
High Yield Bond..........................          0.50%                    0.37%                  0.87%(1)
Flexibly Managed.........................          0.57%                    0.26%                  0.83%
Growth Equity............................          0.57%                    0.27%                  0.84%
Large Cap Value..........................          0.57%                    0.27%                  0.84%
Index 500................................          0.07%                    0.18%                  0.25%(2)
Mid Cap Growth...........................          0.70%                    0.30%                  1.00%(3)
Mid Cap Value............................          0.55%                    0.35%                  0.90%
Emerging Growth..........................          0.72%                    0.29%                  1.01%
Small Cap Value..........................          0.75%                    0.30%                  1.05%(4)
International Equity.....................          0.82%                    0.34%                  1.16%

------------------
The expenses are for the fiscal year ended December 31, 2000.
(1) Had fees not been waived by the investment adviser and administrator of the fund, total expenses would have been 0.91%.
(2) Had fees not been waived by the administrator of the fund, total expenses would have been 0.37%. This waiver is voluntary and while it is expected to continue for the foreseeable future, it may be discontinued.
(3) Had fees not been waived by the administrator of the fund, total expenses would have been 1.07%.
(4) Had fees not been waived by the investment adviser and administrator, total expenses would have been 1.09%.

--------------------------------------------------------------------------------
NEUBERGER  BERMAN ADVISERS MANAGEMENT TRUST (A)
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVERAGE NET ASSETS)

                                                                      MANAGEMENT/
                                                                    ADMINISTRATION      OTHER         TOTAL FUND
                                                                         FEES          EXPENSES         EXPENSES
                                                                   ---------------     --------       ----------
Balanced...........................................................      0.85%           0.14%           0.99%

----------------------
(a)      These expenses are for the fiscal year ended December 31, 2000.

-----------------------------------------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND (A)
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVERAGE NET ASSETS)

                                                                   MANAGEMENT            OTHER        TOTAL FUND
                                                                       FEE              EXPENSES       EXPENSES
                                                                   ----------           --------      ----------
Equity-Income..............................................           0.48%               0.08%         0.56%
Growth.....................................................           0.57%               0.08%         0.65%

--------------------
(a) These expenses are for the fiscal year ended December 31, 2000. Some of the brokerage commissions paid by the fund reduced the expenses shown in this table. With these reductions, net total expenses were 0.55% for the Equity-Income Portfolio and 0.64% for the Growth Portfolio.

-----------------------------------------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II (A)
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVERAGE NET ASSETS)

                                                                 MANAGEMENT            OTHER         TOTAL FUND
                                                                    FEE              EXPENSES          EXPENSES
                                                                 ----------          --------        ----------
Asset Manager..............................................        0.53%               0.08%           0.61%

------------------
(a)      These expenses are for the fiscal year ended December 31, 2000.

-----------------------------------------------------------------------------------------------------------------
MORGAN STANLEY'S THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (A)
UNDERLYING FUND ANNUAL EXPENSES (AS A % OF PORTFOLIO AVERAGE NET ASSETS)

                                                                 MANAGEMENT            OTHER            TOTAL FUND
                                                                    FEE              EXPENSES            EXPENSES
                                                                   (after             (after       (after fee waiver and
                                                                 fee waiver)       reimbursement)  expense reimbursement)
                                                                 ----------        -------------   ----------------------
Emerging Markets Equity (International)....................        1.09%               0.66%              1.75% (b)

-------------------
(a)      These expenses are for the fiscal year ended December 31, 2000.
(b) Had 0.16% in fees as a percentage of portfolio average net assets not been waived by the administrator of the fund and 0.05% in fees as a percentage of portfolio net assets not been reimbursed by the investment adviser, total expenses would have been 1.96%. This waiver is voluntary and while it is expected to continue for the foreseeable future, it may be discontinued.
--------------------------------------------------------------------------------

         Please review these tables carefully. They show the expenses that you pay directly and indirectly when you purchase a Contract. Your expenses include Contract expenses and the expenses of the Funds that you select. See the prospectuses of Penn Series Funds, Inc., Neuberger Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund, Fidelity Investments' Variable Insurance Products Fund II and Morgan Stanley's The Universal Institutional Funds, Inc. for additional information on Fund expenses.

         You also may pay premium taxes. These tables and the examples that follow do not show the effect of premium taxes. See WHAT CHARGES DO I PAY? in this Prospectus.

--------------------------------------------------------------------------------
EXAMPLES OF FEES AND EXPENSES

         The following examples show the total expenses that you would pay on each $1,000 invested.

         You would pay the following expenses on each $1,000 invested (assuming a 5% annual return), if you surrender your Contract after the number of years shown and your Contract does not include Riders:

                                                                        ONE        THREE      FIVE        TEN
                                                                        YEAR       YEARS      YEARS      YEARS
                                                                        ----       -----      -----      -----
Penn Series Money Market Fund........................................    $90       $107        $103       $221
Penn Series Limited Maturity Bond Fund...............................    $91       $110        $109       $235
Penn Series Quality Bond Fund........................................    $91       $110        $108       $231
Penn Series High Yield Bond Fund*....................................    $92       $115        $117       $251
Penn Series Flexibly Managed Fund....................................    $92       $114        $115       $247
Penn Series Growth Equity Fund.......................................    $92       $114        $116       $248
Penn Series Large Cap Value Fund.....................................    $92       $114        $116       $248
Penn Series Index 500 Fund*..........................................    $87        $97        $85        $186
Penn Series Mid Cap Growth Fund*.....................................    $94       $119        $124       $264
Penn Series Mid Cap Value Fund.......................................    $93       $116        $119       $254
Penn Series Emerging Growth Fund.....................................    $94       $119        $124       $265
Penn Series Small Cap Value Fund*....................................    $94       $120        $126       $269
Penn Series International Equity Fund................................    $95       $123        $132       $280
Neuberger Berman Balanced Portfolio..................................    $93       $119        $123       $263
Fidelity's Equity Income Portfolio...................................    $89       $106        $101       $218
Fidelity's Growth Portfolio..........................................    $90       $108        $106       $227
Fidelity's Asset Manager Portfolio...................................    $90       $108        $104       $224
Morgan Stanley Emerging Markets Equity (International) Portfolio.....   $100       $140        $161       $336

-------------------
* Expenses reflect waivers of certain fees which are expected to continue in the foreseeable future.

         You would pay the following expenses on each $1,000 invested by the end of the year shown (assuming a 5% annual return), if you do not surrender or annuitize your Contract and your Contract does not include Riders:

                                                                        ONE        THREE      FIVE        TEN
                                                                        YEAR       YEARS      YEARS      YEARS
                                                                        ----       -----      -----      -----
Penn Series Money Market Fund........................................    $19         $60        $103       $221
Penn Series Limited Maturity Bond Fund...............................    $21         $64        $109       $235
Penn Series Quality Bond Fund........................................    $20         $63        $108       $231
Penn Series High Yield Bond Fund*....................................    $22         $69        $117       $251
Penn Series Flexibly Managed Fund....................................    $22         $67        $115       $247
Penn Series Growth Equity Fund.......................................    $22         $68        $116       $248
Penn Series Large Cap Value Fund.....................................    $22         $68        $116       $248
Penn Series Index 500 Fund*..........................................    $16         $50         $85       $186
Penn Series Mid Cap Growth Fund*.....................................    $24         $72        $124       $264
Penn Series Mid Cap Value Fund.......................................    $23         $69        $119       $254
Penn Series Emerging Growth Fund.....................................    $24         $73        $124       $265
Penn Series Small Cap Value Fund*....................................    $24         $74        $126       $269
Penn Series International Equity Fund................................    $25         $77        $132       $280
Neuberger Berman Balanced Portfolio..................................    $23         $72        $123       $263
Fidelity's Equity Income Portfolio...................................    $19         $59        $101       $218
Fidelity's Growth Portfolio..........................................    $20         $62        $106       $227
Fidelity's Asset Manager Portfolio...................................    $20         $61        $104       $224
Morgan Stanley Emerging Markets Equity (International) Portfolio....     $31         $95        $161       $336

--------------------
* Expenses reflect waivers of certain fees which are expected to continue in the foreseeable future.

         You would pay the following expenses on each $1,000 invested (assuming a 5% annual return), if you surrender your Contract after the number of years shown and your Contract includes Riders with maximum charges:

                                                                        ONE        THREE      FIVE        TEN
                                                                        YEAR       YEARS      YEARS      YEARS
                                                                        ----       -----      -----      -----
Penn Series Money Market Fund........................................   $100        $138        $157       $329
Penn Series Limited Maturity Bond Fund...............................   $101        $142        $163       $341
Penn Series Quality Bond Fund........................................   $101        $141        $162       $338
Penn Series High Yield Bond Fund* ...................................   $102        $146        $171       $356
Penn Series Flexibly Managed Fund....................................   $102        $145        $169       $352
Penn Series Growth Equity Fund.......................................   $102        $145        $170       $353
Penn Series Large Cap Value Fund.....................................   $102        $145        $170       $353
Penn Series Index 500 Fund *.........................................    $97        $129        $141       $298
Penn Series Mid Cap Growth Fund*.....................................   $104        $149        $177       $367
Penn Series Mid Cap Value Fund.......................................   $103        $147        $172       $358
Penn Series Emerging Growth Fund.....................................   $104        $150        $178       $368
Penn Series Small Cap Value Fund *...................................   $104        $151        $180       $371
Penn Series International Equity Fund................................   $105        $154        $185       $381
Neuberger Berman Balanced Portfolio..................................   $103        $149        $177       $366
Fidelity's Equity Income Portfolio...................................   $100        $137        $156       $327
Fidelity's Growth Portfolio..........................................   $100        $140        $160       $335
Fidelity's Asset Manager Portfolio...................................   $100        $139        $159       $332
Morgan Stanley Emerging Markets Equity (International) Portfolio....    $110        $170        $211       $430

-------------------
* Expenses reflect waivers of certain fees which are expected to continue in the foreseeable future.

     You would pay the following expenses on each $1,000 invested by the end of the year shown (assuming a 5% annual return) if you do not surrender or annuitize your Contract and your Contract includes Riders with maximum charges:

                                                                        ONE        THREE      FIVE        TEN
                                                                        YEAR       YEARS      YEARS      YEARS
                                                                        ----       -----      -----      -----
Penn Series Money Market Fund........................................    $30         $93        $157       $329
Penn Series Limited Maturity Bond Fund...............................    $32         $96        $163       $341
Penn Series Quality Bond Fund........................................    $31         $96        $162       $338
Penn Series High Yield Bond Fund*....................................    $33        $101        $171       $356
Penn Series Flexibly Managed Fund....................................    $33        $100        $169       $352
Penn Series Growth Equity Fund.......................................    $33        $100        $170       $353
Penn Series Large Cap Value Fund.....................................    $33        $100        $170       $353
Penn Series Index 500 Fund*..........................................    $27         $83        $141       $298
Penn Series Mid Cap Growth Fund*.....................................    $34        $105        $177       $367
Penn Series Mid Cap Value Fund.......................................    $33        $102        $172       $358
Penn Series Emerging Growth Fund.....................................    $35        $105        $178       $368
Penn Series Small Cap Value Fund*....................................    $35        $106        $180       $371
Penn Series International Equity Fund................................    $36        $109        $185       $381
Neuberger Berman Balanced Portfolio..................................    $34        $105        $177       $366
Fidelity's Equity Income Portfolio...................................    $30         $92        $156       $327
Fidelity's Growth Portfolio..........................................    $31         $94        $160       $335
Fidelity's Asset Manager Portfolio...................................    $31         $94        $159       $332
Morgan Stanley Emerging Markets Equity (International) Portfolio....     $42        $126        $211       $430

---------------
* Expenses reflect waivers of certain fees which are expected to continue in the foreseeable future.

THE FOREGOING IS BASED ON FUND EXPENSES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000 AND ARE EXAMPLES ONLY. YOUR EXPENSES MAY BE MORE OR LESS THAN WHAT IS SHOWN.

--------------------------------------------------------------------------------
CONDENSED FINANCIAL INFORMATION

         The subaccounts of the Separate Account had not commenced operations as of the date of this Prospectus and, therefore, there is no Accumulation Unit information to report. In the future, we will include as an appendix to this Prospectus tables that show Accumulation Unit values and the number of Accumulation Units outstanding for each of the subaccounts of the Separate Account. The financial data included in the tables should be read in conjunction with the financial statements and the related notes that will be included in the Statement of Additional Information.
--------------------------------------------------------------------------------
THE PENN MUTUAL LIFE INSURANCE COMPANY

         Penn Mutual is a Pennsylvania mutual life insurance company chartered in 1847. We are located at 600 Dresher Road, Horsham, PA 19044. Our mailing address is Philadelphia, PA 19172. We issue and are liable for all benefits and payments under the Contract.
--------------------------------------------------------------------------------
THE SEPARATE ACCOUNT

         Penn Mutual established PENN MUTUAL VARIABLE ANNUITY ACCOUNT III (the "Separate Account") on April 13, 1982. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust and is a "separate account" within the meaning of the federal securities laws. The Separate Account is divided into subaccounts that invest in shares of different mutual funds.

         o The income, gains and losses of Penn Mutual do not have any effect on the income, gains or losses of the Separate Account or any subaccount.

         o The Separate Account and its subaccounts are not responsible for the liabilities of any other business of Penn Mutual.
--------------------------------------------------------------------------------
ACCUMULATION UNITS - VALUATION

         Your assets in the Separate Account are held as Accumulation Units of the subaccounts that you select. We value Accumulation Units at the close of business (4:00 p.m. EST) on each day the New York Stock Exchange (NYSE) is open. When you invest in or transfer money to a subaccount, you receive the Accumulation Unit price next computed after we receive your purchase payment or transfer request at our administrative office. Allocation and transfer instructions received from you or the agent of record (pursuant to your instruction) at our administrative office after the close of business of the NYSE will be valued based on the value of an Accumulation Unit computed as of the close of business on the next NYSE business day. In the case of your first purchase payment, you receive the price next computed after we accept your application to purchase a Contract.

         The value of an Accumulation Unit is $10 when a subaccount begins operation. The value of an Accumulation Unit may vary, and is determined by multiplying its last computed value by the net investment factor for the subaccount for the current valuation period. The net investment factor measures
(1) investment performance of Fund shares held in the subaccount, (2) any taxes on income or gains from investments held in the subaccount and (3) the mortality and expense risk charge at an annual rate of 1.30% and contract administration charge at an annual rate of 0.15% assessed against the subaccount.
--------------------------------------------------------------------------------
VOTING INSTRUCTIONS

         You have the right to tell us how to vote proxies for the Fund shares in which your purchase payments are invested. If the law changes and permits us to vote the Fund shares, we may do so.

         If you are a Contract Owner, we determine the number of Fund shares that you may vote by dividing your interest in a subaccount by the net asset value per share of the Fund. If you are receiving annuity payments, we determine the number of Fund shares that you may vote by dividing the reserve allocated to the subaccount by the net asset value per share of the Fund. We may change these procedures whenever we are required or permitted to do so by law.
--------------------------------------------------------------------------------
INVESTMENT OPTIONS IN THE SEPARATE ACCOUNT

         The Separate Account currently has subaccounts that invest in the following Funds:
--------------------------------------------------------------------------------
PENN SERIES FUNDS, INC.:

         MONEY MARKET FUND -- seeks to preserve capital, maintain liquidity and achieve the highest possible level of current income consistent with these objectives, by investing in high quality money market instruments; an investment in the Fund is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Fund will be able to maintain a stable net asset value of $1.00 per share.

         LIMITED MATURITY BOND FUND -- seeks highest available current income consistent with liquidity and low risk to principal through investment primarily in marketable investment grade debt securities; total return is secondary.

         QUALITY BOND FUND -- seeks the highest income over the long term consistent with the preservation of principal through investment primarily in marketable investment grade debt securities.

         HIGH YIELD BOND FUND -- seeks high current income by investing primarily in a diversified portfolio of long term high-yield/high-risk fixed income securities in the medium to lower quality ranges; capital appreciation is a secondary objective; such securities, which are commonly referred to as "junk" bonds, generally involve greater risks of loss of income and principal than higher rated securities.

         FLEXIBLY MANAGED FUND -- seeks to maximize total return (capital appreciation and income) by investing in common stocks, other equity securities, corporate debt securities, and/or short term reserves, in proportions considered appropriate in light of the availability of attractively valued individual securities and current and expected economic and market conditions.

         GROWTH EQUITY FUND -- seeks long term growth of capital and increase of future income by investing primarily in common stocks of well established growth companies.

         LARGE CAP VALUE FUND -- seeks to maximize total return (capital appreciation and income) primarily by investing in equity securities of companies believed to be undervalued.

         INDEX 500 FUND -- seeks to match the total return of the S&P 500 while keeping expenses low. The S&P 500 is an index of 500 common stocks, most of which trade on the New York Stock Exchange. "S&P 500 Index" and "500" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Penn Series Funds, Inc. The Index 500 Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Fund.

         MID CAP GROWTH FUND -- seeks to maximize capital appreciation by investing primarily in common stocks of U.S. companies with medium market capitalizations (i.e., between $1 billion and $8 billion) that have strong earnings growth potential.

         MID CAP VALUE FUND -- seeks to achieve growth of capital by investing primarily in U.S. companies with medium market capitalizations that are undervalued.

         EMERGING GROWTH FUND -- seeks capital appreciation by investing primarily in common stocks of emerging growth companies with above-average growth prospects.

         SMALL CAP VALUE FUND -- seeks capital appreciation through investment in a diversified portfolio of securities consisting primarily of equity securities of companies with market capitalizations under $1.5 billion.

         INTERNATIONAL EQUITY FUND -- seeks to maximize capital appreciation by investing in a carefully selected diversified portfolio consisting primarily of equity securities. The investments will consist principally of equity securities of European and Pacific Basin countries.

         Independence Capital Management, Inc., Horsham, Pennsylvania is investment adviser to each of the Funds and is a wholly owned subsidiary of Penn Mutual. Putnam Investment Management, LLC, Boston, Massachusetts, is investment sub-adviser to the Large Cap Value Fund. T. Rowe Price Associates, Baltimore, Maryland, is investment sub-adviser to the Flexibly Managed and High Yield Bond Funds. Wells Capital Management Incorporated, San Francisco, California, is investment sub-adviser to the Index 500 Fund. Turner Investment Partners, Inc., Berwyn, Pennsylvania is sub-adviser to the Mid Cap Growth Fund. Neuberger Berman Management Inc., New York, New York, is investment sub-adviser to the Mid Cap Value Fund. Royce & Associates, Inc., New York, New York, is investment sub-adviser to the Small Cap Value Fund. Vontobel USA Inc., New York, New York, is investment sub-adviser to the International Equity Fund. RS Investment Management, Inc., San Francisco, California, is investment sub-adviser to the Emerging Growth Fund.

--------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:

         BALANCED PORTFOLIO -- seeks long-term capital growth and reasonable current income without undue risk to principal through investment of a portion of its assets in common stock and a portion in debt securities.

         Neuberger Berman Management Inc., New York, New York, is investment adviser to the Balanced Portfolio.
--------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND:

         EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

         GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         Fidelity Management & Research Company, Boston, Massachusetts, is investment adviser to the Equity-Income Portfolio and the Growth Portfolio.
--------------------------------------------------------------------------------
FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND II:

         ASSET MANAGER PORTFOLIO -- seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income investments.

         Fidelity Management & Research Company, Boston, Massachusetts, is investment adviser to the Asset Manager Portfolio.
--------------------------------------------------------------------------------
MORGAN STANLEY'S THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:

         EMERGING MARKETS EQUITY (INTERNATIONAL) PORTFOLIO -- seeks long term capital appreciation by investing primarily in equity securities of emerging market country issuers. The Fund will focus on economies that are developing strongly and in which the markets are becoming more sophisticated.

         Morgan Stanley Asset Management, New York, New York, is investment adviser to the Emerging Markets Equity (International) Portfolio.

         SHARES OF PENN SERIES ARE SOLD TO OTHER VARIABLE LIFE AND VARIABLE ANNUITY SEPARATE ACCOUNTS OF PENN MUTUAL AND ITS SUBSIDIARY, THE PENN INSURANCE AND ANNUITY COMPANY. SHARES OF NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, FIDELITY INVESTMENTS' VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND II AND MORGAN STANLEY'S THE UNIVERSAL INSTITUTIONAL FUNDS, INC. ARE OFFERED NOT ONLY TO VARIABLE ANNUITY AND VARIABLE LIFE SEPARATE ACCOUNTS OF PENN MUTUAL, BUT ALSO TO SUCH ACCOUNTS OF OTHER INSURANCE COMPANIES UNAFFILIATED WITH PENN MUTUAL AND, IN THE CASE OF NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST AND MORGAN STANLEY'S THE UNIVERSAL INSTITUTIONAL FUNDS, INC., DIRECTLY TO QUALIFIED PENSION AND RETIREMENT PLANS. FOR MORE INFORMATION ON THE POSSIBLE CONFLICTS INVOLVED WHEN THE SEPARATE ACCOUNT INVESTS IN FUNDS OFFERED TO OTHER SEPARATE ACCOUNTS, SEE THE FUND PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION.

READ THE PROSPECTUSES OF THESE FUNDS BEFORE INVESTING.
--------------------------------------------------------------------------------
THE FIXED INTEREST ACCOUNTS

         The fixed interest accounts are part of the Company's general investment account. Interests in the fixed interest accounts are not registered under the Securities Act of 1933 and the general account is not registered as an investment company under the Investment Company Act of 1940. This Prospectus generally discusses only the variable portion of the Contract. The staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the fixed interest accounts. Disclosure regarding the fixed interest accounts, however, may be subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this Prospectus. See MORE INFORMATION ABOUT THE FIXED INTEREST ACCOUNTS.

--------------------------------------------------------------------------------
THE CONTRACT

         An individual variable and fixed annuity contract may be an attractive long-term investment vehicle for many people. Our Contract allows you to invest in:

         o the Separate Account, through which you may invest in one or more of the available Funds. See THE SEPARATE ACCOUNT in this Prospectus.

         o the fixed interest accounts. The fixed interest accounts are guaranteed and funded by Penn Mutual through its general account. See THE FIXED INTEREST ACCOUNTS and MORE INFORMATION ABOUT THE FIXED INTEREST ACCOUNTS in this Prospectus.

         You decide, within Contract limits,

         o        how often you make a purchase payment and how much you invest;

         o the subaccounts and/or the fixed interest accounts in which your purchase payments are invested;

         o whether or not to transfer money among the available subaccounts and fixed interest accounts;

         o        the type of annuity that we pay and who receives it;

         o the Beneficiary or Beneficiaries to whom we pay death benefits; and

         o        the amount and frequency of withdrawals from the Contract
                  Value.

         Your Contract has

         o an Accumulation Period, during which you make one or more purchase payments and we invest your payments as you tell us; and

         o an Annuity Payout Period, during which we make annuity payments to you. Your Payout Period begins on your Annuity Date.

         We may amend your Contract at any time to comply with legal requirements. State law may require us to obtain your approval for any Contract amendment. We may, with any required approval of the Securities and Exchange Commission and the governing state insurance department, substitute another mutual fund for any of the Funds currently available.

         The Contract is available to individuals and institutions. The Contracts also may be issued as individual retirement annuities under section 408(b) of the Internal Revenue Code (the "Code") in connection with IRA rollovers and as tax-deferred annuities under Section 403(b) of the Code (often referred to as qualified Contracts).

         You may contact us by writing The Penn Mutual Life Insurance Company, Customer Service Group, Philadelphia, PA 19172. Or, you may call (800) 523-0650.
--------------------------------------------------------------------------------
HOW DO I PURCHASE A CONTRACT?

         Our representative will assist you in completing an application and sending it, together with a check for your first purchase payment, to our administrative office. All subsequent purchase payments should be sent to our administrative office. We usually accept an application to purchase a Contract within two business days after we receive it. If you send us an incomplete application, we will return your purchase payment to you within five business days unless you ask us to keep it while you complete the application.

         The minimum initial purchase payment that we will accept is $10,000, and the minimum for each subsequent purchase payment is $1,000, although we may decide to accept lower amounts. We will accept total purchase payments under your Contract of up to $2 million. You must obtain our prior approval to make total purchase payments in excess of $2 million.

         The principal underwriter of the Contracts is Hornor, Townsend & Kent, Inc. ("HTK"), 600 Dresher Road, Horsham, PA 19044, a wholly-owned subsidiary of Penn Mutual. The Contracts will be distributed by HTK directly and through broker-dealers. Commissions on purchase payments made under the Contract will not exceed 5% and trailer commissions based on a percentage of Contract Value may be paid.

--------------------------------------------------------------------------------
WHAT TYPES OF ANNUITY PAYMENTS MAY I CHOOSE?

         You may choose from the following options:

         o AN ANNUITY FOR A SET NUMBER OF YEARS - Annuity payments will continue for a specified number of years, which may not be for less than 5 nor more than 30;

         o A LIFE ANNUITY - Annuity payments will continue until the Annuitant's death;

         o A LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 OR 20 YEARS - Annuity payments will continue until the Annuitant's death with payments for 10 or 20 years guaranteed regardless of when the Annuitant dies;

         o A JOINT AND SURVIVOR LIFE ANNUITY - Annuity payments will continue until the death of the surviving joint Annuitant; or

         o        Any other form of annuity that we and you may agree upon.

         You may choose a variable annuity (except for the set number of years option), a fixed annuity, or a combination of both. You may choose a person other than yourself to be the Annuitant. Payments under all options will be made to or at the direction of the Contract Owner and may be elected as early as the date the Contract is purchased.

         VARIABLE ANNUITY PAYMENTS. The size of your variable annuity payments will vary depending upon the performance of the subaccounts that you choose for the Annuity Payout Period. Your payments also will depend on the size of your investment, the type of annuity you choose, the expected length of the annuity period, and the annuity purchase rates and charges in your Contract. Currently, during the Annuity Payout Period, your variable annuity may not be allocated to more than four subaccounts (three if you also choose a portion as a fixed annuity).

         When you purchase a variable annuity, you will pick an assumed interest rate of 3% or 5%. If the annual net investment return during the annuity payout period is greater than the rate chosen, your annuity payments will increase. If the annual net investment return is less, your payments will decrease. Choosing a higher assumed interest rate would mean a higher first annuity payment but more slowly rising or more rapidly falling subsequent payments. Choosing a lower assumed interest rate would have the opposite effect.

         During the Variable Annuity Payout Period, you (or your Beneficiary in the event of death) may transfer your Annuity Unit Values among the subaccounts of the Separate Account that you choose on the Annuity Date. You may not select other subaccounts after the Annuity Date.

         FIXED ANNUITY PAYMENTS. The size of your fixed annuity payments will not change. The size of these payments is determined by a number of factors, including the size of your investment, the form of annuity chosen, the expected length of the annuity period, and a guaranteed 3% rate of return.

         OTHER INFORMATION.  Unless you tell us otherwise:

         o you will receive a life annuity with payments guaranteed for 10 years (except if your Contract is issued under Section 403(b) of the Code you will receive a joint and survivor annuity).

         o the annuity will be split between fixed and variable in the same proportions as your Contract Value on the Annuity Date. If your Contract Value is allocated to more than four subaccounts (three, if there is Fixed Account Value under your Contract on the Annuity Date), the variable portion will be allocated to the Money Market subaccount until you give us instructions to allocate to not more than four subaccounts (or three subaccounts, whichever is applicable).

         o your annuity payments will begin on the later of (1) the first day of the next month after the Annuitant's 95th birthday or
                  (2) 10 years after the contract date, unless state law requires an earlier Annuity Date. The Annuity Date under the Contract must be on the first day of a month.

         You may change the Annuity Date or your annuity option by giving us written notice at our administrative office at least 30 days prior to the current Annuity Date. If your Contract Value is less than $5,000 ($2,000 for Contracts sold in New York), we may pay you in a lump sum. We usually make annuity payments monthly, starting with the Annuity Date, but we will pay you quarterly, semiannually or annually, if you prefer. If necessary, we will adjust the frequency of your payments so that payments are at least $50 ($20 for Contracts sold in New York) each. For information on the tax treatment of annuity payments, see FEDERAL INCOME TAX CONSIDERATIONS IN THIS PROSPECTUS.
--------------------------------------------------------------------------------
WHAT ARE THE DEATH BENEFITS UNDER MY CONTRACT?

         You may designate a Beneficiary in your application. If you fail to designate a Beneficiary, your Beneficiary will be your estate.

         You may change the Beneficiary at any time before your death or the death of the Annuitant, whichever occurs first.

         If you die before the Annuity Date and you are not the Annuitant, we will pay your Beneficiary the Contract Value as of the date our administrative office receives proof of death and other information required to process the payment. If you are the Annuitant, we will pay your Beneficiary the death benefit described in the next paragraph.

         If the Annuitant dies before the Annuity Date, we will pay a death benefit equal to the sum of the Variable Account death benefit and the Fixed Interest Account death benefit as of the date we receive proof of death and other information required to process the payment. The Variable Account death benefit is the greater of (1) the Variable Account Value; or (2) all purchase payments allocated and transfers made to the Variable Account, less withdrawals and amounts transferred out. The Fixed Account death benefit is the Fixed Account Value.

         We generally pay the death benefit within seven days after we receive proof of death and all required information.

         OPTIONAL ENHANCED GUARANTEED MINIMUM DEATH BENEFIT RIDERS. If the Annuitant is age 75 or less, you may purchase an enhanced guaranteed minimum death benefit rider as part of your Contract at the time the contract is issued. The enhanced death benefit will be paid in place of the Variable Account death benefit, if it is greater. We offer two different enhanced guaranteed minimum death benefit riders. You may purchase one rider at the time you purchase your Contract.

         GUARANTEED MINIMUM STEP-UP DEATH BENEFIT RIDER. The minimum death benefit will be paid if the Annuitant is 80 years of age or less at the time of death. The minimum death benefit is the highest Variable Account Value on the current or prior Contract anniversary dates, adjusted as follows. For purposes of this death benefit rider only, the Variable Account Value on an anniversary date will be adjusted upward by the amount of any purchase payments allocated and transfers made to the Variable Account after the anniversary date, and before the next anniversary date, and adjusted downward by an amount that is in the same proportion that the amount withdrawn or transferred from the Variable Account (including any contingent deferred sales charge) after the anniversary date and before the next anniversary date was to the Variable Account Value on the date of the withdrawal or transfer.

         GUARANTEED MINIMUM RISING-FLOOR DEATH BENEFIT RIDER. The minimum death benefit will be paid if the Annuitant is 80 years of age or less at the time of death. The minimum death benefit is the sum of all purchase payments allocated and transfers made to the Variable Account, minus a reduction for any withdrawals or transfers made from the Variable Account (as described below), plus interest at 5%. Interest is calculated for the periods amounts are held in the Variable Account. If a withdrawal or transfer is made from the Variable Account prior to death, the guaranteed minimum death benefit will be reduced by an amount that is in the same proportion that the amount withdrawn or transferred from the Variable Account (including any contingent deferred sales charge) was to the Variable Account Value on the date of the withdrawal or transfer. The benefit may not exceed two times the purchase payments and transfers allocated to the Variable Account, less withdrawals and transfers out.

         An enhanced guaranteed minimum death benefit will terminate if you withdraw or transfer the full Variable Account Value from your Contract. For information on the cost of the enhanced guaranteed minimum death benefits, see What Charges Do I Pay? in this Prospectus.

         OPTIONAL ESTATE ENHANCEMENT DEATH BENEFIT RIDER. You may purchase an estate enhancement death benefit rider with your Contract at the time the Contract is issued. If you purchase the rider and the Annuitant dies before the Annuity Date, we will pay the estate enhancement death benefit to the Beneficiary as of the date we receive due proof of death and other required information required to process the payment. The estate enhancement death benefit is in addition to the death benefit described in the preceding section.

         The amount of the estate enhancement death benefit will be a percentage of the sum of the Fixed Account Value, the Variable Account Value and all withdrawals from the Contract, less all purchase payments, subject to a limit as specified in the Contract. The percentage is 40% if the Annuitant is age 60 or less at date of issue of the Contract, 35% if between ages 61 and 70, and 30% if between ages 71 and 80. The limit is $1,000 for every $1,000 of total purchase payments net of withdrawals if the Annuitant is age 60 or less at date of issue of the Contract, $600 for every $1,000 of total purchase payments net of withdrawals if the Annuitant is between ages 61 and 70 at date of issue of the Contract, and $400 for every $1,000 of total purchase payments net of withdrawals if the Annuitant is between ages 71 and 80 at date of issue of the Contract.

Example 1. Assume an individual purchases the Contract with Annuitant age 65 and with the estate enhancement death benefit attached. Assume further that $100,000 of purchase payments and $20,000 of withdrawals have been made, and that when the Annuitant dies the Variable Account Value is $90,000 and the Fixed Account Value is $30,000. The benefit amount would be $14,000, which is 35% of $40,000 ( the sum of the Variable Account Value ( $90,000 ), the Fixed Account Value ( $30,000 ) and withdrawals ( $20,000 ) less purchase payments ( $100,000 ) ). The benefit cap would be $48,000 ( $600 for each $1,000 of the total $100,000 purchase payments that were made less the $20,000 of withdrawals ). In this example, the estate enhancement death benefit would be $14,000.

Example 2. Assume an individual purchases the Contract with Annuitant age 65 and with the estate enhancement death benefit attached. Assume further that $100,000 of purchase payments and $20,000 of withdrawals have been made, and that when the Annuitant dies the Variable Account Value is $190,000 and the Fixed Account Value is $130,000. The benefit amount would be $84,000, which is 35% of $240,000 ( the sum of the Variable Account Value ( $190,000 ), the Fixed Account Value ( $130,000 ) and withdrawals ( $20,000 ) less purchase payments ( $100,000 ) ). The benefit cap would be $48,000 ( $600 for each $1,000 of the total $100,000 purchase payments that were made less the $20,000 of withdrawals ). In this example, the estate enhancement death benefit would be capped at $48,000.

         CHOOSING A LUMP SUM OR ANNUITY. Your Beneficiary has one year from your death to choose to receive the death benefit in a lump sum or as an annuity. Your Beneficiary has only 60 days to make this election if the death benefit is paid upon death of an Annuitant other than you.

         o If the Beneficiary chooses a lump sum, he or she may ask us to postpone payment of the lump sum for up to five years except that an IRA can be continued as long as the Beneficiary withdraws annually an amount based on the Beneficiary's life expectancy at the date of death of the IRA owner (until paid out, the death benefit will be allocated to subaccounts of the Separate Account and/or the fixed interest accounts as directed by the Beneficiary).

         o If the Beneficiary chooses an annuity, we will begin annuity payments no later than one year from the date of death. Payments will be made over the Beneficiary's life or over a period not longer than the Beneficiary's life expectancy.

         o If an election is not made within one year of the date of death of the Contract Owner or within 60 days of the death of an Annuitant other than you, the death benefit will be paid to the Beneficiary in a lump sum.

         If your Beneficiary is your surviving spouse, he or she may become the Contract Owner rather than receive the death benefit. If the spouse elects to become the Contract Owner, the Contract Value will be adjusted to equal the death benefit. Further, the spouse may exchange the continued Contract for a new variable contract of the same policy form, or a form designated by us if this form is no longer available for sale; and the Contract Value transferred to the new contract in the exchange will not be subject to a contingent deferred sales charge.

         If there is more than one surviving Beneficiary, they must choose their portion of the death benefit in accordance with the above options.

         If the Annuitant dies on or after the Annuity Date, the death benefit payable, if any, will be paid in accordance with your choice of annuity.

         For information on the tax treatment of death benefits, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.
--------------------------------------------------------------------------------
MAY I TRANSFER MONEY AMONG SUBACCOUNTS AND THE FIXED INTEREST ACCOUNTS?

         BEFORE THE ANNUITY DATE. You may transfer your Contract Value among subaccounts of the Separate Account and the fixed interest accounts.

         o The minimum amount that may be transferred is $250 or, if less, the amount held in the subaccount or fixed interest account. In the case of partial transfers, the amount remaining in the subaccount or fixed interest account must be at least $250.

         o You may transfer amounts from a fixed interest account only at the end of the interest period or within 25 days thereafter.

         o You may transfer from the Six Month Dollar Cost Averaging Account or the Twelve Month Dollar Cost Averaging Account to a subaccount of the Separate Account as described under DOLLAR COST AVERAGING below.

         o You may not transfer from a subaccount of the Separate Account to the Six Month Dollar Cost Averaging Account or the Twelve Month Dollar Cost Averaging Account.

         AFTER THE ANNUITY DATE. You or the Beneficiary (upon your death or the death of the Annuitant) may transfer amounts among subaccounts of the Separate Account.

         o The minimum amount that may be transferred is $250 or, if less, the amount held in the subaccount. In the case of partial transfers, the amount remaining in the subaccount must be at least $250.

         o Transfers are currently limited to the subaccounts selected at the time of annuitization.

         GENERAL RULES. Transfers will be based on values at the end of the valuation period in which the transfer request is received at our administrative office. A transfer request must be received at our administrative office from you or the agent of record (pursuant to your instruction), and all other administrative requirements must be met to make the transfer. We will not be liable for following instructions communicated by telephone that we reasonably believe to be genuine. We require certain personal identifying information to process a request for transfer made over the telephone. For transfers other than dollar cost averaging and automatic rebalancing, we reserve the right to charge a fee, although we have no present intention of doing so. The Contract is not designed for individuals and professional market timing organizations that use programmed and frequent transfers among investment options. We therefore reserve the right to change our telephone transaction policies and procedures at any time to restrict the use of telephone transfers for market timing and to otherwise restrict market timing, up to and including rejecting transactions we reasonably believe are market timing transactions, when we believe it is in the interest of all of our Contract Owners to do so.

         DOLLAR COST AVERAGING. Dollar cost averaging is a way to invest in securities which are purchased at regular intervals in fixed dollar amounts, so that the cost of the securities gets averaged over time and possibly over market cycles. You may allocate or transfer money to a six month dollar cost averaging account or a twelve month dollar cost averaging account, and have a fixed percentage transferred monthly or quarterly from the account to variable subaccounts to achieve dollar cost averaging. Dollar cost averaging may also be done from one of the following accounts: Money Market Subaccount, Limited Maturity Bond Subaccount and Quality Bond Subaccount. You may dollar cost average from the variable accounts for up to 60 months, from the six month dollar cost averaging account for up to 6 months and from the twelve month dollar cost averaging account for up to twelve months. If you stop the program while in the six or twelve month dollar cost averaging accounts, any money left in the account will be transferred in accordance with your instructions.

         AUTOMATIC REBALANCING. Automatic Rebalancing is a way to transfer money from those subaccounts that have increased in value to those subaccounts that have decreased in value. Over time, this may help you to sell high and buy low, although there can be no assurance of this. If you have a Contract Value of at least $10,000 you may elect to have your investments in subaccounts of the Separate Account automatically rebalanced. We will transfer funds under your Contract on a quarterly (calendar) basis among the subaccounts to maintain a specified percentage allocation among your selected variable investment options.

         Dollar cost averaging and automatic rebalancing may not be in effect at the same time. There is no charge for dollar cost averaging or automatic rebalancing.
--------------------------------------------------------------------------------
MAY I WITHDRAW ANY OF MY MONEY?

         Before the Annuity Date and the death of the Contract Owner or Annuitant, you may withdraw all or part of your Contract Value. We base your withdrawal on your Contract Value next determined after we receive a proper written request for withdrawal at our administrative office (and the Contract, in case of a full withdrawal). We normally will pay you within seven days. You may pay tax when you make a withdrawal, including an additional 10% tax under certain circumstances. See FEDERAL INCOME TAX CONSIDERATIONS.

         o The minimum withdrawal is $500. If it is your first withdrawal in a Contract year, the minimum withdrawal is the free withdrawal amount if less than $500.

         o You may make a partial withdrawal only if the amount remaining in the Contract is at least $5,000 and the balance remaining in the subaccount or fixed interest account from which the withdrawal is made is at least $250.

         o If you do not tell us otherwise, the withdrawal will be taken pro rata from the variable subaccounts; if the partial withdrawal exhausts your Variable Account Value, then any remaining withdrawal will be taken from the fixed interest accounts beginning with the fixed interest account with the shortest interest period. Within a fixed interest account, partial withdrawals will be made from amounts most recently allocated, renewed or transferred.

         SYSTEMATIC WITHDRAWALS. If your Contract Value is at least $10,000 and you have not exhausted your Free Withdrawal Amount in the current contract year, you can make systematic withdrawals. These are regular payments that we make to you on a monthly, quarterly, semiannual or annual basis. It is a convenient way for you to withdraw a limited percentage of purchase payments without incurring a contingent deferred sales charge. The total amount that you withdraw in a Contract Year cannot exceed your Free Withdrawal Amount, and the minimum amount of each withdrawal payment is $100. Your payments will begin on the next withdrawal date after we receive your request. See FREE WITHDRAWALS below. For information on the tax treatment of withdrawals, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.

         403(B) WITHDRAWALS. There are restrictions on withdrawals from Contracts qualifying under Section 403(b) of the Code. Generally, withdrawals may be made only if the Contract Owner is over the age of 59 1/2, leaves the employment of the employer, dies, or becomes disabled as defined in the Code. Withdrawals (other than withdrawals attributable to income earned on purchase payments) may also be possible in the case of hardship as defined in the Code. The restrictions do not apply to transfers among subaccounts and may also not apply to transfers to other investments qualifying under Section 403(b). For information on the tax treatment of withdrawals under Section 403(b) Contracts, see FEDERAL INCOME TAX CONSIDERATIONS in this Prospectus.
--------------------------------------------------------------------------------
DEFERMENT OF PAYMENTS AND TRANSFERS

         We reserve the right to defer a withdrawal, a transfer of Contract Value, or annuity payments funded by the Separate Account if: (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings);
(b) trading on the Exchange is restricted; (c) an emergency exists that makes it impractical for us to dispose of securities held in the Separate Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of investors. Conditions described in (b) and (c) will be decided by, or in accordance with rules of, the Commission.
--------------------------------------------------------------------------------
WHAT CHARGES DO I PAY?

         The following discussion explains the Contract charges that you pay. You also pay expenses of the Funds that you select as investment options in the Separate Account. See the prospectuses of the Funds for information on Fund expenses.

         ADMINISTRATION CHARGES. These charges reimburse us for administering the Contract and the Separate Account.

         o We deduct from your Variable Account Value, annually, a contract administration charge that is the lesser of $40 or 2% of your Variable Account Value on the deduction date. This charge will also be deducted if the Variable Account Value is withdrawn or transferred in full on a date other than the deduction date. You will not pay this charge if your Variable Account Value is more than $100,000. To pay this charge, we cancel Accumulation Units credited to your Contract, pro rata among the subaccounts in which you invest.

         o We deduct from the net asset value of the Separate Account a daily administration charge that will not exceed an effective annual rate of 0.15%.

         For transfers among investment options other than dollar cost averaging and automatic rebalancing, we reserve the right to charge for making the transfer, although we have no present intention of doing so.

         MORTALITY AND EXPENSE RISK CHARGE. We deduct from the net asset value of the Separate Account a daily mortality and expense risk charge that will not exceed an effective annual rate of 1.30%. This charge compensates us for the mortality-related guarantees we make under the Contract (e.g., the death benefit and the guarantee that the annuity factors will never be decreased even if mortality experience is substantially different than originally assumed), and for the risk that our administration charges will be insufficient to cover administration expenses over the life of the Contracts. The mortality and expense risk charge is paid during both the accumulation and variable annuity pay-out phases of the Contract.

         CONTINGENT DEFERRED SALES CHARGE. This charge pays for our sales expenses. Sales expenses that are not covered by the deferred sales charge are paid from the surplus of the Company, which may include proceeds from the mortality and expense risk charge.

         You pay this charge only if you withdraw a purchase payment within four years of the issue date of your Contract. The following table shows the schedule of the contingent deferred sales charge that will be applied to withdrawal of a purchase payment, after allowing for the free withdrawals which are described in the next subsection.

                   NUMBER OF FULL
      YEARS ELAPSED SINCE CONTRACT ISSUE DATE             APPLICABLE CHARGE
--------------------------------------------------------------------------------
                     0                                            8%
                     1                                            7%
                     2                                            6%
                     3                                            5%
                     4+                                           0%

         Purchase payments will be treated as withdrawn before gains from market appreciation or interest is withdrawn from the Contract. However, for Contracts sold to certain charitable remainder trusts, any gains will be treated as withdrawn first before the withdrawal of purchase payments.

         The contingent deferred sales charge and other charges may be reduced on Contracts sold to a trustee, employer or similar party pursuant to a retirement plan or to a group of individuals, if such sales are expected to involve reduced sales or other expenses. The amount of reduction will depend upon such factors as the size of the group, any prior or existing relationship with the purchaser or group, the total amount of purchase payments and other relevant factors that might tend to reduce expenses incurred in connection with such Contracts. The reduction will not unfairly discriminate against any Contract Owner.

         FREE WITHDRAWALS. The following withdrawals may be made free of the contingent deferred sales charge.

         o You've Owned the Contract for More than Four Years. You may withdraw all or part of your Contract Value without incurring a contingent deferred sales charge.

         o Withdrawals up to 10% of Purchase Payments. You may withdraw up to 10% of your purchase payments in a Contract year without incurring a contingent deferred sales charge. The amount available for a free withdrawal at any point in time during a Contract year is 10% of all purchase payments as of the date of the request less the amount of all free withdrawals made during that Contract year. You may not carry forward to the next Contract year any free withdrawal amount remaining at the end of the current Contract year. With respect to any withdrawal in excess of the free withdrawal limit in a Contract year, the contingent deferred sales charge schedule set forth above will apply to the remainder of that withdrawal and all subsequent withdrawals made in the Contract year.

         o Medically Related Withdrawal. Subject to state law, after the first contract year and before the Annuity Date, you may withdraw, without incurring a contingent deferred sales charge, all or part of your Contract Value if certain medically related contingencies occur. This free withdrawal is available if you are (1) first confined in a nursing home or hospital while this Contract is in force and remain confined for at least 90 days in a row or (2) first diagnosed as having a fatal illness (an illness expected to result in death within 2 years for 80% of diagnosed cases) while this Contract is in force. The precise terms and conditions of this benefit are set forth in the Contract. It is not available if your age at issue is greater than 75. The medically related contingencies that must be met for free withdrawal vary in some states. The maximum amount that may be withdrawn under this free withdrawal provision is $500,000, including amounts withdrawn from other annuity contracts issued by us and our affiliates containing a comparable free withdrawal provision.

         o Disability Related Withdrawal. You may withdraw, without incurring a contingent deferred sales charge, part or all of your Contract Value if you (you or the Annuitant for qualified Contracts) become totally disabled as defined in the Contract.

         o Withdrawals from Contracts Continued by a Surviving Spouse. There is no contingent deferred sales charge imposed upon any withdrawal from a Contract that is continued by a surviving spouse of the deceased Contract Owner.

         o Other Withdrawals. There is no contingent deferred sales charge imposed upon minimum distributions under qualified contracts which are required by the Code.

         CONTRACT RIDER CHARGES. You may elect to purchase optional contract riders to increase the benefits paid under your Contract.

         ENHANCED GUARANTEED MINIMUM STEP-UP DEATH BENEFIT RIDER. The current charge for the rider is 0.20% of the average annual Variable Account Value. We may, at our discretion, raise the current charge to a maximum rate of 0.25%.

         ENHANCED GUARANTEED MINIMUM RISING-FLOOR DEATH BENEFIT RIDER. The current and guaranteed charge for the rider is 0.35% of the average annual Variable Account Value.

         ESTATE ENHANCEMENT DEATH BENEFIT RIDER. For Annuitants who are 60 years of age or less, the current charge for the rider is 0.15% of the average Variable Account Value and Fixed Account Value. For Annuitants between the age of 61 and 70 years, the current charge is 0.25% and for Annuitants between the age of 71 and 80, the current charge is 0.55%. The guaranteed maximum charge that we may make for this rider for issue ages of 60 years or less, issue ages between 61 and 70, and issue ages between 71 and 80 are 0.20%, 0.30% and 0.60%, respectively.

         The charges for the enhanced guaranteed minimum and for the estate enhancement death benefit riders will be made on each Contract anniversary and at any time the Variable Account Value is withdrawn or transferred in full. The charge will be deducted by canceling Accumulation Units credited to your Contract, with the charge allocated pro rata among the subaccounts comprising the Variable Account Value.

         PREMIUM TAXES. Some states and municipalities impose premium taxes on purchase payments received by insurance companies. Generally, any premium taxes payable will be deducted upon annuitization, although we reserve the right to deduct such taxes when due in jurisdictions that impose such taxes on purchase payments. Currently, state premium taxes on purchase payments range from 0% to
3 1/2%.
--------------------------------------------------------------------------------
PERFORMANCE INFORMATION

         We may advertise total return performance and annual changes in accumulation unit values.

         Information on total return performance will include average annual rates of total return for one, five and ten year periods, or lesser periods depending on how long the underlying Fund has been available through a subaccount of the Separate Account. Average annual total return figures will show the average annual rates of increase or decrease in investments in the subaccounts, assuming a hypothetical $1,000 investment at the beginning of the period, withdrawal of the investment at the end of the period, and the deduction of all applicable fund and Contract charges. We also may show average annual rates of total return, assuming investment on the inception date of the underlying Fund, other amounts invested at the beginning of the period and no withdrawal at the end of the period. Average annual total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the contingent deferred sales charge (if applicable, the contingent deferred sales charge would reduce the amount that may be withdrawn under the Contracts).
--------------------------------------------------------------------------------
MORE INFORMATION ABOUT THE FIXED INTEREST ACCOUNTS

GENERAL INFORMATION

         You may allocate or transfer your Account Value to one or more of the following fixed interest accounts: (1) the One Year Fixed Interest Account; (2) the Three Year Fixed Interest Account; (3) the Five Year Fixed Interest Account; and (4) the Seven Year Fixed Interest Account. We periodically declare an effective annual interest rate applicable to allocations to the various fixed interest accounts. For each amount allocated to one of the fixed interest accounts, interest will be credited at an annual effective interest rate declared by us each month. The declared rate of interest will apply through the end of the twelve month, thirty-six month, sixty month or eighty-four month period, as applicable, which begins on the first day of the calendar month in which the allocation is made. We guarantee an effective annual rate of interest on allocations to all fixed interest accounts of not less than 3%.

         You may transfer amounts held in the fixed interest accounts to subaccounts of the Separate Account or to another fixed interest account, subject to the provisions of your Contract. A premature withdrawal charge may be deducted from the interest earned on any amount that is withdrawn from the Three Year Fixed Interest Account, the Five Year Fixed Interest Account or the Seven Year Fixed Interest Account during the period for which an interest rate is guaranteed. The premature withdrawal charge will be determined by multiplying the premature withdrawal rate by the premature withdrawal amount. The premature withdrawal rate equals one-half of the most recent effective annual interest rate then applicable to the fixed interest account from which the withdrawal is being made (i.e., 6 months' interest). The premature withdrawal amount equals
(a) minus the greater of (b) or (c) where: (a) is the total amount withdrawn from the fixed interest accounts, excluding the One Year Fixed Interest Account;
(b) is the amount for which the declared effective annual interest rate has expired in the immediately preceding 25 days (which reflects that you may make withdrawals up to 25 days after the maturity of a fixed interest account without application of the premature withdrawal charge); and (c) is 10% of purchase payments less any previous amount withdrawn from the Contract in that Contract year. In no event will the premature withdrawal charge invade the Contract Owner's principal investment in the applicable fixed interest account. In no event will the sum of the premature withdrawal charge and the contingent deferred sales charge exceed 10% of the amount withdrawn. In accordance with state law, we may defer a withdrawal or transfer from a fixed interest account for up to six months if we reasonably determine that investment conditions are such that an orderly sale of assets in our general account is not feasible.

         If you participate in our dollar cost averaging program, you may allocate money to a six month or twelve month dollar cost averaging account. The interest rate that you earn is set at the time that you invest and will not vary during the period. The rate will never be less than 3%. If you stop dollar cost averaging while money is allocated to a dollar cost average account, your money will be transferred in accordance with your instructions.

         You may transfer money in the fixed interest accounts to subaccounts of the Separate Account, subject to the provisions of your Contract. If you do not withdraw or reallocate money in a fixed interest account within 25 days after the end of that account's interest period, we will treat it as a new allocation to that fixed account.
--------------------------------------------------------------------------------
LOANS UNDER SECTION 403(B) CONTRACTS

         If your Contract qualifies under Section 403(b) of the Code, and if state law permits, you may be able to borrow against money that you have invested in a fixed interest account. Review your Contract loan endorsement or consult our representative for a complete description of the terms of the loan privilege, including minimum and maximum loan amounts, repayment terms, and restrictions on prepayments.

         When you borrow, an amount equal to your loan will be transferred, as collateral, from your Separate Account subaccounts to an account in our general account called the "Restricted Account." Amounts transferred to the Restricted Account currently earn interest at a rate of 1 1/2 percentage points less than the rate of interest that we charge you on the loan. The lowest possible interest that you could earn on your Restricted Account assets is 2 1/2 percentage points less than the rate charged on the loan. On your Contract anniversary, the accrued interest in the Restricted Account will be transferred to your Separate Account subaccounts in accordance with your current payment allocation instructions.

         Loan repayments are due quarterly. When you repay part of your loan, we transfer an amount equal to the principal portion of the repayment from the Restricted Account to the Money Market subaccount. You may then transfer amounts from the Money Market subaccount to the other investment options offered under the Contract.

         If you are in default, we will report the default to the Internal Revenue Service as a taxable distribution and, if you are then under age 59 1/2, as a premature distribution that may be subject to a 10% penalty. We will repay the loan by withdrawing the amount in default, plus interest and any applicable contingent deferred sales charge, from your Separate Account subaccounts in accordance with your Loan Request and Agreement. If Section 403(b) prevents us from doing this, your outstanding loan balance will continue to accrue interest and the amount due will be withdrawn when a withdrawal becomes permissible. While a loan balance is outstanding, any withdrawal or death benefit proceeds must first be used to pay the loan.

         Loans are subject to the terms of your Contract, your Section 403(b) plan and the Internal Revenue Code, and, in the case of plans subject to the Employee Retirement Income Security Act of 1974, the ERISA regulations on plan loans, all of which may impose restrictions. We reserve the right to suspend, modify or terminate the availability of loans. Where there is a plan fiduciary, it is the responsibility of the fiduciary to ensure that any Contract loans comply with plan qualification requirements, including ERISA.
--------------------------------------------------------------------------------
FEDERAL INCOME TAX CONSIDERATIONS

         The following is a general summary of some federal income tax considerations. It is based on the law in effect on the date of this Prospectus, which may change, and does not address state or local tax laws. For further information, you should consult qualified tax counsel.

         You pay no federal income tax on increases in the value of your Contract until money is distributed to you or your beneficiary as a withdrawal, death benefit or an annuity payment.

         WITHDRAWALS AND DEATH BENEFITS. You may pay tax on a withdrawal, and your beneficiary may pay tax on a death benefit. The taxable portion of these payments generally will be the amount by which the payment exceeds your cost. Thus, you or your Beneficiary generally will have taxable income to the extent that your Contract Value exceeds your purchase payments. Ordinary income tax rates apply. If you designate a Beneficiary who is your grandchild or more than 37 1/2 years younger, you may be subject to the Generation Skipping Transfer Tax under Section 2601 of the Code.

         In the case of a nonqualified Contract and death of an Annuitant who was not the Contract Owner, an election to receive the death benefit in the form of annuity payment must be made within 60 days. If such election is not made, the gain from the Contract will generally be taxed as a lump sum payment, as described in the preceding paragraph.

         ANNUITY PAYMENTS. The taxable portion of an annuity payment generally is determined by a formula that establishes the ratio of the cost basis of the Contract (as adjusted for any refund feature) to the expected return under the Contract. The taxable portion, which is the amount of the annuity payment in excess of the cost basis, is taxed at ordinary income tax rates.

         Subject to certain exceptions, a Contract must be held by or on behalf of a natural person in order to be treated as an annuity contract under federal income tax law and to be accorded the tax treatment described in the preceding paragraphs. If a contract is not treated as an annuity contract for federal income tax purposes, the income on the Contract is treated as ordinary income received or accrued by the Contract Owner during the taxable year.

         EARLY WITHDRAWALS. An additional income tax of 10% may be imposed on the taxable portion of an early withdrawal or distribution unless one of several exceptions apply. Generally, there will be no additional income tax on:

         o early withdrawals that are part of a series of substantially equal periodic payments (not less frequently than annually) made for life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and a Beneficiary;

         o   withdrawals made on or after age 59 1/2;

         o   distributions made after death; or

         o   withdrawals attributable to total and permanent disability.

         TRANSFERS. You may pay tax if you transfer your Contract to someone else. If the transfer is for less than adequate consideration, the taxable portion would be the Contract Value at the time of transfer over the investment in the Contract at such time. This rule does not apply to transfers between spouses or to transfers incident to a divorce.

         SEPARATE ACCOUNT DIVERSIFICATION. Section 817(h) of the Code provides that the investments of a separate account underlying a variable annuity contract which is not purchased under a qualified retirement plan or certain other types of plans (or the investments of a mutual fund, the shares of which are owned by the variable annuity separate account) must be "adequately diversified" in order for the Contract to be treated as an annuity contract for tax purposes. The Treasury Department has issued regulations prescribing such diversification requirements. The Separate Account, through each of the available funds of the Penn Series Funds, Inc., Neuberger Berman Advisers Management Trust, Fidelity Investments' Variable Insurance Products Fund, Fidelity Investments' Variable Insurance Products Fund II, and Morgan Stanley's The Universal Institutional Funds, Inc. intends to comply with those requirements. The requirements are briefly discussed in the accompanying prospectuses for the underlying funds.

         The Treasury Department has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If a variable contract owner is treated as owner of separate account assets, income and gain from the assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that, in regulations or revenue rulings under Section 817(d) (relating to the definition of a variable contract), it would provide guidance on the extent to which Contract Owners may direct their investments to particular subaccounts without being treated as owners of the underlying shares. No such regulations or revenue rulings have been issued to date. It is possible that when regulations or rulings are issued, the Contracts may need to be modified to comply with them.

         QUALIFIED PLANS. The Contracts may be used in connection with certain retirement plans that qualify for special tax treatment under the Code. The plans include rollover individual retirement annuities qualified under Section 408(b) of the Code (referred to as IRAs) and certain tax deferred annuities qualified under Section 403(b) of the Code. Qualified Contracts have special provisions in order to be treated as qualified under the Code.

         For some types of qualified retirement plans, there may be no cost basis in the Contract. In this case, the total payments received may be taxable. Before purchasing a contract under a qualified retirement plan, the tax law provisions applicable to the particular plan should be considered.

         Distribution must generally commence from individual retirement annuities and from contracts qualified under Section 403(b) no later than the April 1 following the calendar year in which the Contract Owner attains age 70 1/2. Failure to make such required minimum distributions may result in a 50% tax on the amount of the required distribution.

         Generally, under a nonqualified annuity or rollover individual retirement annuity qualified under Section 408(b), unless the Contract Owner elects to the contrary, any amounts that are received under the Contract that the Company believes are includable in gross income for tax purposes will be subject to mandatory withholding to meet federal income tax obligations. The same treatment will apply to distributions from a Section 403(b) annuity that are payable as an annuity for the life or life expectancy of one or more individuals, or for a period of at least 10 years, or are required minimum distributions. Other distributions from a qualified plan or a Section 403(b) annuity are subject to mandatory withholding, unless an election is made to receive the distribution as a direct rollover to another eligible retirement plan.

         This general summary of federal income tax does not address every issue that may affect you. You should consult qualified tax counsel.
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

         The consolidated financial statements of the Company for the three years ended December 31, 2000 appear in the Statement of Additional Information. They should be considered only as bearing upon the Company's ability to meet its obligations under the Contracts. The Separate Account has no financial information to report because, as of the date of this prospectus, the subaccounts of the Separate Account available under this Contract had not commenced operations.


-----------------------------------------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION CONTENTS
-----------------------------------------------------------------------------------------------------------------
VARIABLE ANNUITY PAYMENTS.....................................................................................B-2
         First Variable Annuity Payments......................................................................B-2
         Subsequent Variable Annuity Payments.................................................................B-2
         Annuity Units........................................................................................B-2
         Value of Annuity Units...............................................................................B-2
         Net Investment Factor................................................................................B-2
         Assumed Interest Rate................................................................................B-3
         Valuation Period.....................................................................................B-3
-----------------------------------------------------------------------------------------------------------------
PERFORMANCE DATA..............................................................................................B-3
         Average Annual Total Return..........................................................................B-3
-----------------------------------------------------------------------------------------------------------------
ADMINISTRATIVE AND RECORDKEEPING SERVICES.....................................................................B-7
-----------------------------------------------------------------------------------------------------------------
DISTRIBUTION OF CONTRACTS.....................................................................................B-7
-----------------------------------------------------------------------------------------------------------------
CUSTODIAN.....................................................................................................B-7
-----------------------------------------------------------------------------------------------------------------
INDEPENDENT AUDITORS..........................................................................................B-7
-----------------------------------------------------------------------------------------------------------------
LEGAL MATTERS.................................................................................................B-7
-----------------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS..........................................................................................B-7
-----------------------------------------------------------------------------------------------------------------

                                     PART B


                       INFORMATION REQUIRED IN A STATEMENT

                            OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION  -  DECEMBER ___, 2001
--------------------------------------------------------------------------------

PENNFREEDOM

PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
THE PENN MUTUAL LIFE INSURANCE COMPANY
PHILADELPHIA, PENNSYLVANIA 19172 O TELEPHONE (800) 523-0650

--------------------------------------------------------------------------------
This statement of additional information is not a prospectus. It should be read in conjunction with the current Prospectus for the PennFreedom Contract, dated December ___, 2001. The Contract is funded through Penn Mutual Variable Account III (referred to as the "Separate Account"). To obtain a prospectus you may write to The Penn Mutual Life Insurance Company (the "Company"), Customer Service Group, Philadelphia, PA 19172. Or you may call (800) 523-0650. Terms used in this statement of additional information have the same meaning as the Prospectus.

This statement of additional information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------

TABLE OF CONTENTS

--------------------------------------------------------------------------------
VARIABLE ANNUITY PAYMENTS ...................................................B-2
First Variable Annuity Payments..............................................B-2
Subsequent Variable Annuity Payments.........................................B-2
Annuity Units................................................................B-2
Value of Annuity Units.......................................................B-2
Net Investment Factor........................................................B-2
Assumed Interest Rate........................................................B-3
Valuation Period.............................................................B-3

--------------------------------------------------------------------------------
PERFORMANCE DATA
Average Annual Total Return..................................................B-3

--------------------------------------------------------------------------------
ADMINISTRATIVE AND RECORDKEEPING SERVICES ...................................B-7

--------------------------------------------------------------------------------
DISTRIBUTION OF CONTRACTS ...................................................B-7

--------------------------------------------------------------------------------
CUSTODIAN ...................................................................B-7

--------------------------------------------------------------------------------
INDEPENDENT AUDITORS ........................................................B-7

--------------------------------------------------------------------------------
LEGAL MATTERS ...............................................................B-7

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS ........................................................B-7

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
VARIABLE ANNUITY PAYMENTS

--------------------------------------------------------------------------------
FIRST VARIABLE ANNUITY PAYMENTS

         When a variable annuity is effected, we will first deduct applicable premium taxes, if any, from the Contract Value. The dollar amount of the first monthly annuity payment will be determined by applying the net Contract Value to the annuity table set forth in the contract for the annuity option chosen. The annuity tables show the amount of the first monthly income payment under each annuity option for each $1,000 of value applied, based on the Annuitant's age at the Annuity Date. The annuity tables are based on the Annuity 2000 Basic Table with interest rates at 3% or 5%.

--------------------------------------------------------------------------------
SUBSEQUENT VARIABLE ANNUITY PAYMENTS

         The dollar amount of subsequent variable annuity payments will vary in accordance with the investment experience of the subaccount(s) of the Separate Account applicable to the annuity. Each subsequent variable annuity payment will equal the number of annuity units credited, multiplied by the value of the annuity unit for the valuation period. The Company guarantees that the amount of each subsequent annuity payment will not be affected by variations in expense or mortality experience.

--------------------------------------------------------------------------------
ANNUITY UNITS

         For each subaccount selected, the number of annuity units is the amount of the first annuity payment allocated to the subaccount divided by the value of an annuity unit for the subaccount on the Annuity Date. The number of your annuity units will not change as a result of investment experience.

--------------------------------------------------------------------------------
VALUE OF ANNUITY UNITS

         The value of an annuity unit for each subaccount was arbitrarily set at $10 when the subaccount was established. The value may increase or decrease from one valuation period to the next. For a valuation period, the value of an annuity unit for a subaccount is the value of an annuity unit for the subaccount for the last prior valuation period multiplied by the net investment factor for the subaccount for the valuation period. The result is then multiplied by a factor to neutralize an assumed interest rate of 3% or 5%, as applicable, built into the annuity tables.

--------------------------------------------------------------------------------
NET INVESTMENT FACTOR

         For any subaccount, the net investment factor for a valuation period is determined by dividing (a) by (b) and subtracting (c):

WHERE (A) IS:

         The net asset value per share of the mutual fund held in the subaccount, as of the end of the valuation period

         PLUS

         The per share value of any dividend or capital gain distributions by the mutual fund if the "ex-dividend" date occurs in the valuation period

         PLUS OR MINUS

         A per share charge or credit, as we may determine as of the end of the valuation period, for provision for taxes (if applicable).

WHERE (B) IS:

         The net asset value per share of the mutual fund held in the subaccount as of the end of the last prior valuation period

         PLUS OR MINUS

         The per share charge or credit for provision for taxes as of the end of the last prior valuation period (if applicable).

WHERE (C) IS:

         The sum of the mortality and expense risk charge or credit and the daily administration charge. On an annual basis, the sum of such charges equals 1.45% of the daily net asset value of the subaccount.

--------------------------------------------------------------------------------
ASSUMED INTEREST RATE

         Assumed interest rates of 3% or 5% are included in the annuity tables in the contracts. A higher assumption would mean a higher first annuity payment but more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual net investment rate on an annual basis is equal to the assumed interest rate you have selected, annuity payments will be level.
--------------------------------------------------------------------------------
VALUATION PERIOD

         Valuation period is the period from one valuation of underlying fund assets to the next. Valuation is performed each day the New York Stock Exchange is open for trading.


--------------------------------------------------------------------------------
PERFORMANCE DATA

--------------------------------------------------------------------------------
AVERAGE ANNUAL TOTAL RETURN

         The performance data in the following tables include average annual total return of subaccounts of the Separate Account computed in accordance with the standard formula and limitations prescribed by the Securities and Exchange Commission and average annual total return information based upon different hypothetical assumptions. The performance shown in the tables below does not reflect the cost of any rider.

TABLE 1 AVERAGE ANNUAL TOTAL RETURN ON $1,000 INVESTMENT - ASSUMING WITHDRAWAL
        AT END OF PERIOD

                                                                     AVERAGE ANNUAL TOTAL RETURN
                                                 ---------------------------------------------------------------------
                                                                    ONE          FIVE          TEN          FROM
                                                                   YEAR         YEARS         YEARS       INCEPTION
                                                   INCEPTION       ENDED        ENDED         ENDED        THROUGH
FUND (MANAGER)                                       DATE*       12/31/00      12/31/00     12/31/00      12/31/00
--------------                                       -----       --------      --------     --------      --------
Quality Bond Fund (a).......................       03/17/87        3.77%        5.19%         6.51%         6.38%
     (Independence Capital)
Limited Maturity Bond Fund (a)..............       05/01/00         n/a          n/a           n/a         (0.44%)
     (Independence Capital)
High Yield Bond Fund (a)....................       08/06/84      (10.81%)       5.20%         9.45%         7.56%
     (T. Rowe Price)
Flexibly Managed Fund (a)...................       07/31/84       13.27%        11.68%       12.29%        12.92%
     (T. Rowe Price)
Growth Equity Fund (a)......................       06/01/83      (31.63%)       14.67%       13.17%        11.07%
     (Independence Capital)
Large Cap Value Fund (a)....................       03/17/87        4.43%        12.25%       13.97%        11.21%
     (Putnam)

                                                                     AVERAGE ANNUAL TOTAL RETURN
                                                 ---------------------------------------------------------------------
                                                                    ONE          FIVE          TEN          FROM
                                                                   YEAR         YEARS         YEARS       INCEPTION
                                                   INCEPTION       ENDED        ENDED         ENDED        THROUGH
FUND (MANAGER)                                       DATE*       12/31/00      12/31/00     12/31/00      12/31/00
--------------                                       -----       --------      --------     --------      --------
Index 500 Fund (a)..........................       05/01/00         n/a          n/a           n/a        (21.33%)
     (Wells)
Mid Cap Growth Fund (a).....................       05/01/00         n/a          n/a           n/a        (26.55%)
     (Turner)
Mid Cap Value Fund (a)......................       05/01/00         n/a          n/a           n/a         23.86%
     (Neuberger Berman)
Emerging Growth Fund (a)....................       05/01/97      (33.88%)        n/a           n/a         40.68%
     (RS Investment Management)
Small Cap Value Fund (a)....................       05/01/95        5.35%        6.88%          n/a          8.12%
     (Royce)
International Equity Fund (a)...............       11/01/92      (24.72%)       11.05%         n/a         11.46%
     (Vontobel)
Balanced Portfolio (b)......................       05/03/93      (11.61%)       11.15%         n/a         10.21%
     (Neuberger Berman)
Equity-Income Portfolio (c).................       05/01/95        0.43%        11.86%         n/a         13.85%
     (Fidelity Investments)
Growth Portfolio (c)........................       05/01/95      (17.58%)       17.59%         n/a         19.74%
     (Fidelity Investments)
Asset Manager Portfolio (d).................       05/01/95      (11.04%)       9.55%          n/a         10.46%
     (Fidelity Investments)
Emerging Markets Equity (International) (e).       05/01/97      (43.79%)        n/a           n/a         (7.99%)
     (Morgan Stanley)

-----------
* DATE UNDERLYING FUND WAS FIRST OFFERED THROUGH A SUBACCOUNT OF THE SEPARATE ACCOUNT
(A) PENN SERIES FUNDS, INC.
(B) NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
(C) VARIABLE INSURANCE PRODUCTS FUND
(D) VARIABLE INSURANCE PRODUCTS FUND II
(E) THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

TABLE 2 NON-STANDARD AVERAGE ANNUAL TOTAL RETURN ON $1,000 INVESTMENT - ASSUMING
        NO WITHDRAWAL AT END OF PERIOD AND INVESTMENT ON INCEPTION DATE OF THE UNDERLYING FUND

                                                               NON-STANDARD AVERAGE ANNUAL TOTAL RETURN
                                                 ---------------------------------------------------------------------

                                                                    ONE          FIVE          TEN          FROM
                                                                   YEAR         YEARS         YEARS       INCEPTION
                                                   INCEPTION       ENDED        ENDED         ENDED        THROUGH
FUND (MANAGER)                                       DATE*       12/31/00      12/31/00     12/31/00      12/31/00
--------------                                       -----       --------      --------     --------      --------
Quality Bond Fund (a).......................       03/17/87       10.35%        5.19%         6.51%         6.38%
     (Independence Capital)
Limited Maturity Bond Fund (a)..............       05/01/00         n/a          n/a           n/a          9.15%
     (Independence Capital)
High Yield Bond Fund (a)....................       08/06/84       (5.15%)       5.20%         9.45%         7.56%
     (T. Rowe Price)
Flexibly Managed Fund (a)...................       07/31/84       20.45%        11.68%       12.29%        12.92%
     (T. Rowe Price)
Growth Equity Fund (a)......................       06/01/83      (27.29%)       14.67%       13.17%        11.07%
     (Independence Capital)
Large Cap Value Fund (a)....................       03/17/87       11.05%        12.25%       13.97%        11.21%
     (Putnam)
Index 500 Fund (a)..........................       05/01/00         n/a          n/a           n/a        (13.75%)
     (Wells)

                                                              NON-STANDARD AVERAGE ANNUAL TOTAL RETURN
                                                 ---------------------------------------------------------------------

                                                                    ONE          FIVE          TEN          FROM
                                                                   YEAR         YEARS         YEARS       INCEPTION
                                                   INCEPTION       ENDED        ENDED         ENDED        THROUGH
FUND (MANAGER)                                       DATE*       12/31/00      12/31/00     12/31/00      12/31/00
--------------                                       -----       --------      --------     --------      --------
Mid Cap Growth Fund (a).....................       05/01/00         n/a          n/a           n/a        (19.47%)
     (Turner)
Mid Cap Value Fund (a)......................       05/01/00         n/a          n/a           n/a         35.79%
     (Neuberger Berman)
Emerging Growth Fund (a)....................       05/01/97      (29.69%)        n/a           n/a         42.36%
     (RS Investment Management)
Small Cap Value Fund (a)....................       03/01/95       12.03%        6.88%          n/a          7.85%
     (Royce)
International Equity Fund (a)...............       11/01/92      (19.94%)       11.05%         n/a         11.46%
     (Vontobel)
Balanced Portfolio (b)......................       02/28/89       (6.01%)       11.15%       10.31%         9.98%
     (Neuberger Berman)
Equity-Income Portfolio (c).................       10/09/86        6.79%        11.86%       15.71%        11.79%
     (Fidelity Investments)
Growth Portfolio (c)........................       10/09/86      (12.36%)       17.59%       18.36%        14.76%
     (Fidelity Investments)
Asset Manager Portfolio (d).................       09/06/89       (5.40%)       9.55%        10.37%         9.62%
     (Fidelity Investments)
Emerging Markets Equity (International) (e).       10/01/96      (40.22%)        n/a           n/a         (4.37%)
     (Morgan Stanley)

-----------
*   DATE UNDERLYING FUND WAS ESTABLISHED
(A) PENN SERIES FUNDS, INC.
(B) NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
(C) VARIABLE INSURANCE PRODUCTS FUND
(D) VARIABLE INSURANCE PRODUCTS FUND II
(E) THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

TABLE 3 NON-STANDARD AVERAGE ANNUAL TOTAL RETURN ON $10,000 INVESTMENT -
        ASSUMING NO WITHDRAWAL AT END OF PERIOD AND INVESTMENT ON INCEPTION DATE OF THE UNDERLYING FUND

                                                                NON-STANDARD AVERAGE ANNUAL TOTAL RETURN
                                                 ---------------------------------------------------------------------

                                                                    ONE          FIVE          TEN          FROM
                                                                   YEAR         YEARS         YEARS       INCEPTION
                                                   INCEPTION       ENDED        ENDED         ENDED        THROUGH
FUND (MANAGER)                                       DATE*       12/31/00      12/31/00     12/31/00      12/31/00
--------------                                       -----       --------      --------     --------      --------
Quality Bond Fund (a).......................       03/17/87       10.55%        5.38%         6.65%         6.52%
     (Independence Capital)
Limited Maturity Bond Fund (a)..............       05/01/00         n/a          n/a           n/a          9.46%
     (Independence Capital)
High Yield Bond Fund (a)....................       08/06/84       (4.95%)       5.36%         9.56%         7.68%
     (T. Rowe Price)
Flexibly Managed Fund (a)...................       07/31/84       20.65%        11.84%       12.41%        13.01%
     (T. Rowe Price)
Growth Equity Fund (a)......................       06/01/83      (27.09%)       14.80%       13.29%        11.17%
     (Independence Capital)
Large Cap Value Fund (a)....................       03/17/87       11.25%        12.40%       14.08%        11.33%
     (Putnam)
Index 500 Fund (a)..........................       05/01/00         n/a          n/a           n/a        (13.47%)
     (Wells)
Mid Cap Growth Fund (a).....................       05/01/00         n/a          n/a           n/a        (19.20%)
     (Turner)
Mid Cap Value Fund (a)......................       05/01/00         n/a          n/a           n/a         36.12%
     (Neuberger Berman)

                                                                     AVERAGE ANNUAL TOTAL RETURN
                                                 ---------------------------------------------------------------------
                                                                    ONE          FIVE          TEN          FROM
                                                                   YEAR         YEARS         YEARS       INCEPTION
                                                   INCEPTION       ENDED        ENDED         ENDED        THROUGH
FUND (MANAGER)                                       DATE*       12/31/00      12/31/00     12/31/00      12/31/00
--------------                                       -----       --------      --------     --------      --------
Emerging Growth Fund (a)....................       05/01/97      (29.49%)        n/a           n/a         42.47%
     (RS Investment Management)
Small Cap Value Fund (a)....................       03/01/95       12.23%        7.05%          n/a          8.01%
     (Royce)
International Equity Fund (a)...............       11/01/92      (19.74%)       11.20%         n/a         11.60%
     (Vontobel)
Balanced Portfolio (b)......................       02/28/89       (5.81%)       11.31%       10.44%        10.11%
     (Neuberger Berman)
Equity-Income Portfolio (c).................       10/09/86        6.99%        12.01%       15.81%        11.91%
     (Fidelity Investments)
Growth Portfolio (c)........................       10/09/86      (12.16%)       17.73%       18.46%        14.86%
     (Fidelity Investments)
Asset Manager Portfolio (d).................       09/06/89       (5.20%)       9.70%        10.49%         9.76%
     (Fidelity Investments)
Emerging Markets Equity (International) (e).       10/01/96      (40.02%)        n/a           n/a         (4.11%)
     (Morgan Stanley)

-----------
*   DATE UNDERLYING FUND WAS ESTABLISHED
(A) PENN SERIES FUNDS, INC.
(B) NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
(C) VARIABLE INSURANCE PRODUCTS FUND
(D) VARIABLE INSURANCE PRODUCTS FUND II
(E) THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

         Average Annual total returns in Table 1 are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1+T)n = ERV. In the formula, P is a hypothetical investment payment of $1, 000, T is the average annual total return; n is the number of years; and ERV is the ending redeemable value (or withdrawal value at the end of the periods shown). The returns are computed according to the formula and assumptions prescribed by the SEC.

         Average annual rates of total return in Tables 2 and 3 are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the account value at the end of the periods shown, in accordance with the following formula: P(1+T)n = EV. In the formula, P is a hypothetical investment of $1,000 in Table 2 and $10,000 in Table 3; T is the average annual total return; n is the number of years; and EV is the ending value. The computations assume that no withdrawals were made at the end of the periods, and therefore do not reflect the Contract's contingent deferred sales charge which declines from 8% to 0% over four years. The returns also show investment performance from the inception date of the Fund, which may predate the date the Separate Account began investing in the Fund.

                               -----------------

         THE PERFORMANCE INFORMATION SET FORTH ABOVE IS FOR PAST PERFORMANCE OF THE FUNDS, ASSUMING THE SUBACCOUNTS OF THE SEPARATE ACCOUNT HAD INVESTED IN THE FUNDS FROM THE DATE THE UNDERLYING FUND WAS FIRST AVAILABLE THROUGH A SUBACCOUNT OF THE SEPARATE ACCOUNT OR THE DATE THE UNDERLYING FUND WAS ESTABLISHED. THE PERFORMANCE INFORMATION IS NOT AN INDICATION OR REPRESENTATION OF FUTURE PERFORMANCE.

--------------------------------------------------------------------------------
ADMINISTRATIVE AND RECORDKEEPING SERVICES

         The Company performs all data processing, recordkeeping and other related services with respect to the Contracts and the Separate Accounts.

--------------------------------------------------------------------------------
DISTRIBUTION OF CONTRACTS

         Hornor, Townsend & Kent, Inc. ("HTK"), a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"), serves as principal underwriter of the Contracts. The address of HTK is 600 Dresher Road, Horsham, PA 19044. As of the date of this Statement of Additional Information, no commissions had been paid to HTK with respect to the Contract because none had been sold. The offering of the Contracts is continuous, and the Company does not anticipate discontinuing the offering of the Contract, although we reserve the right to do so.

--------------------------------------------------------------------------------
CUSTODIAN

         The Company is custodian of the assets held in the Separate Account.

--------------------------------------------------------------------------------
INDEPENDENT AUDITORS

         Ernst & Young LLP serves as independent auditors of The Penn Mutual Life Insurance Company and Penn Mutual Variable Life Account III. Their offices are located at 2001 Market Street, Suite 4000, Philadelphia, PA.

--------------------------------------------------------------------------------
LEGAL MATTERS

         Morgan, Lewis & Bockius LLP has provided advice on certain matters relating to the federal securities laws and the offering of the Contracts. Their offices are located at 1701 Market Street, Philadelphia, PA.

--------------------------------------------------------------------------------
FINANCIAL STATEMENTS

         The consolidated financial statements of the Company for the three years ended December 31, 2000 appear on the following pages. They should be considered only as bearing upon the Company's ability to meet its obligations under the Contracts. The subaccounts of the Separate Account that are available under the Contract had not commenced operations as of the date of this statement of additional information and, therefore, the Separate Account has no financial information to report.

------------------------------------------------------------------------------------------------------------------------
                          THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES CONSOLIDATED
                                                     BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------

AS OF DECEMBER 31,                                                                   2000                   1999
------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

ASSETS
Debt securities, at fair value                                                  $   4,760,084           $   4,733,261
Equity securities, at fair value                                                        4,132                   3,949
Mortgage loans on real estate                                                          17,528                  27,115
Real estate, net of accumulated depreciation                                           18,641                  15,461
Policy loans                                                                          652,564                 642,420
Short-term investments                                                                  5,146                   6,934
Other invested assets                                                                 192,209                 137,766
                                                                                --------------           ------------
         Total investments                                                          5,650,304               5,566,906

Cash and cash equivalents                                                              21,384                  37,481
Investment income due and accrued                                                      93,761                  89,254
Deferred acquisition costs                                                            535,237                 549,573
Amounts recoverable from reinsurers                                                   244,003                 220,847
Broker/dealer receivables                                                           1,321,752               1,143,702
Other assets                                                                          133,303                 109,818
Separate account assets                                                             2,708,272               2,865,366
                                                                                -------------           -------------

        TOTAL ASSETS                                                            $  10,708,016           $  10,582,947
                                                                                =============           =============

LIABILITIES

Reserves for future policy benefits                                             $   2,715,110           $   2,735,609
Other policyholder funds                                                            2,584,826               2,710,589
Policyholders' dividends payable                                                       28,422                  28,770
Broker/dealer payables                                                                913,483                 646,479
Accrued income tax payable                                                             78,790                  31,919
Other liabilities                                                                     458,137                 573,909
Separate account liabilities                                                        2,708,272               2,865,366
                                                                                -------------           -------------

        TOTAL LIABILITIES                                                           9,487,040               9,592,641
                                                                                -------------           -------------

EQUITY

Retained earnings                                                                   1,162,394               1,023,704
Accumulated other comprehensive income/(loss) -
     unrealized gains/(losses)                                                         58,582                 (33,398)
                                                                                -------------           -------------

        TOTAL EQUITY                                                                1,220,976                 990,306
                                                                                -------------           -------------

            TOTAL LIABILITIES AND EQUITY                                        $  10,708,016           $  10,582,947
                                                                                =============           =============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

---------------------------------------------------------------------------------------------------------------------
                            THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                        CONSOLIDATED INCOME STATEMENTS
---------------------------------------------------------------------------------------------------------------------


FOR THE YEARS ENDED DECEMBER 31,                                          2000             1999           1998
----------------------------------------------------------------------------------------------------------------------

REVENUES
Premium and annuity considerations                                    $    129,158     $    130,516   $    154,615
Policy fee income                                                          146,200          131,709        114,681
Net investment income                                                      449,021          431,222        433,530
Net realized capital gains/(losses)                                         (8,256)             803          3,912
Broker/dealer fees and commissions                                         478,321          395,483        331,285
Other income                                                                26,825           24,895         15,543
                                                                      ------------     ------------   ------------

TOTAL REVENUE                                                            1,221,269        1,114,628      1,053,566
                                                                      ------------     ------------   ------------

BENEFITS AND EXPENSES

Benefits paid to policyholders and beneficiaries                           409,207          429,791        445,148
Policyholder dividends                                                      56,846           56,603         61,369
Decrease in reserves for future policy benefits                            (42,184)         (54,080)       (23,337)
General expenses                                                           270,328          238,603        205,698
Broker/dealer sales expense                                                258,340          216,712        180,255
Amortization of deferred acquisition costs                                  72,495           52,668         42,223

TOTAL BENEFITS AND EXPENSES                                              1,025,032          940,297        911,356
                                                                      ------------     ------------   ------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                      196,237          174,331        142,210
                                                                      ------------     ------------   ------------

Income taxes:
   Current                                                                  49,503           45,928         48,839
   Deferred                                                                  8,238           20,396          8,180
                                                                      ------------     ------------   ------------

TOTAL INCOME TAX EXPENSE                                                    57,741           66,324         57,019
                                                                      ------------     ------------   ------------

INCOME FROM CONTINUING OPERATIONS                                          138,496          108,007         85,191
                                                                      ------------     ------------   ------------

DISCONTINUED OPERATIONS
Income (loss) from operations of discontinued segment
     (net of income taxes of $104, $(2,137) and $670)                          194           (3,968)         1,243

Loss on sale of discontinued operations (less
     applicable income tax benefit of $13,181)                                   -          (24,480)             -
                                                                      ------------     ------------   ------------

          NET INCOME                                                  $    138,690     $     79,559   $     86,434
                                                                      ============     ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------------------------------------------------
                                 THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                      CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
-------------------------------------------------------------------------------------------------------------------------

                                                              OTHER
                                                         COMPREHENSIVE                 RETAINED               TOTAL
                                                         INCOME/(LOSS)                 EARNINGS               EQUITY
-------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
BALANCE AT JANUARY 1, 1998                              $       152,009             $       857,711        $    1,009,720

Net income for 1998                                                   -                      86,434                86,434
Other comprehensive income, net of tax
   Unrealized appreciation of securities,
    net of reclassification adjustment                           45,130                           -                45,130
                                                                                                           --------------
Comprehensive Income                                                                                              131,564
                                                        ---------------             ---------------        --------------
BALANCE AT DECEMBER 31, 1998                                    197,139                     944,145             1,141,284

Net income for 1999                                                   -                      79,559                79,559
Other comprehensive loss, net of tax
   Unrealized depreciation of securities,
    net of reclassification adjustment                         (230,537)                          -              (230,537)
                                                                                                           --------------
Comprehensive Loss                                                                                               (150,978)
                                                        ---------------             ---------------        --------------
BALANCE AT DECEMBER 31, 1999                                    (33,398)                  1,023,704               990,306

Net income for 2000                                                   -                     138,690               138,690
Other comprehensive income, net of tax
   Unrealized appreciation of securities,

   net of reclassification adjustment                            91,980                           -                91,980
                                                                                                           --------------
Comprehensive Income                                                                                              230,670
                                                         --------------             ---------------        --------------
BALANCE AT DECEMBER 31, 2000                             $       58,582             $     1,162,394        $    1,220,976
                                                         ==============             ===============        ==============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-----------------------------------------------------------------------------------------------------------------------------
                                 THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------------------------

FOR THE YEARS ENDED DECEMBER 31,                                                       2000           1999            1998
-----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

                      CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          $ 138,690       $ 79,559        $ 86,434
Adjustments to reconcile net income to net cash provided by operations:
  Capitalization of policy acquisition costs                                          (92,100)       (78,644)        (72,356)
  Amortization of deferred acquisition costs                                           72,495         52,668          42,223
  Policy fees on universal life and investment contracts                              (82,557)       (80,456)       (120,315)
  Interest credited on universal life and investment contracts                        130,473        132,213         146,081
  Depreciation and amortization                                                         4,440          6,294           4,750
  Net realized capital (gains)/losses                                                   8,256           (803)         (3,912)
  Net realized loss on sale of discontinued operations                                      -         37,661               -
  (Increase)/decrease in investment income due and accrued                             (4,507)        14,954          (1,136)
  (Increase) in amounts recoverable from reinsurers                                   (23,156)       (18,419)         (6,372)
  (Decrease) in reserves for future policy benefits                                   (20,499)       (25,710)         (8,696)
  Increase/(decrease) in accrued income tax payable                                    (2,684)        13,222          25,622
  Other, net                                                                          (15,259)        (4,142)          2,512
                                                                                  -----------       --------        --------

     NET CASH PROVIDED BY OPERATING ACTIVITIES                                        113,592        128,397          94,835
                                                                                  -----------       --------        --------

                      CASH FLOWS FROM INVESTING ACTIVITIES

SALE OF INVESTMENTS:
  Debt securities available for sale                                                2,310,160      1,624,576       1,837,209
  Equity securities                                                                    39,963         12,003          35,496
  Real estate                                                                             366            853           9,937
  Other                                                                                   376          3,884          18,074

MATURITY AND OTHER PRINCIPAL REPAYMENTS:
  Debt securities available for sale                                                  335,882        415,888         496,283
  Mortgage loans                                                                        7,949         17,596           2,357
  Other                                                                                 6,768          3,963               -

COST OF INVESTMENTS ACQUIRED:
  Debt securities available for sale                                               (2,541,312)    (1,752,394)     (2,315,067)
  Equity securities                                                                   (36,824)       (12,097)        (26,390)
  Real estate                                                                             (97)        (1,366)           (293)
  Other                                                                               (41,109)       (39,139)        (17,917)


Change in policy loans, net                                                           (10,144)        (4,044)          4,613
(Increase)/decrease in short-term investments, net                                      1,788         (5,910)         42,446
Purchases of furniture and equipment, net                                              (9,629)       (10,900)         (9,446)
Sale of discontinued operations                                                             -       (160,332)              -
                                                                                  -----------       --------        --------

     NET CASH PROVIDED BY INVESTING ACTIVITIES                                         64,137         92,581          77,302
                                                                                  -----------       --------        --------

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-----------------------------------------------------------------------------------------------------------------------------
                                 THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
-----------------------------------------------------------------------------------------------------------------------------

FOR THE YEARS ENDED DECEMBER 31,                                                       2000           1999            1998
-----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

                      CASH FLOWS FROM FINANCING ACTIVITIES

Deposits for universal life and investment contracts                              $   643,805    $   605,568     $   589,070
Withdrawals from universal life and investment contracts                             (747,843)      (641,296)       (605,821)
Transfers to separate accounts                                                        (67,992)      (146,981)       (147,708)
Issuance/(repayment) of debt                                                         (110,750)       167,228          90,772
(Increase)/decrease in net broker dealer receivables                                   88,954       (192,484)       (111,046)
                                                                                  -----------    -----------      ----------

     NET CASH USED BY FINANCING ACTIVITIES                                           (193,826)      (207,965)       (184,733)
                                                                                  -----------    -----------      ----------

     NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                             (16,097)        13,013         (12,596)

CASH AND CASH EQUIVALENTS
     BEGINNING OF THE YEAR                                                             37,481         24,468          37,064
                                                                                  -----------    -----------      ----------
     END OF THE YEAR                                                              $    21,384    $    37,481      $   24,468
                                                                                  ===========    ===========      ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
             THE PENN MUTUAL LIFE INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
ORGANIZATION AND BASIS OF PRESENTATION
The Penn Mutual Life Insurance Company was founded and commenced business in 1847 as a mutual life insurance company. The Company concentrates primarily on the sale of individual life insurance and annuity products. The primary products that the Company currently markets are traditional whole life, term life, universal life, variable life, immediate annuities and deferred annuities, both fixed and variable. The Company markets its products through a network of career agents, independent agents, and independent marketing organizations. The Company is also involved in the broker-dealer business which offers a variety of investment products and services and is conducted through the Company's non-insurance subsidiaries. The Company sells its products in all fifty states and the District of Columbia.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the accounts of The Penn Mutual Life Insurance Company, its wholly owned life insurance subsidiary, The Penn Insurance and Annuity Company ("PIA"), and non-insurance subsidiaries (principally broker/dealer and investment advisory subsidiaries) (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS
In June 1998, the FASB issued Statement of Financial Accounting Standards No
(SFAS). 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on hedge relationships that exist. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133, are required to be reported in earnings, which may increase the volatility of reported net income. In June 1999, the FASB issued SFAS No. 137 which defers the effective date for implementation of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which addresses certain issues arising from the implementation of SFAS 133. The consolidated financial statement impact resulting from the adoption of SFAS No. 133 on January 1, 2001, its effective date, will not be material, as most provisions are applied prospectively.

INVESTMENTS
Debt securities (bonds, notes, redeemable preferred stocks and mortgage-backed securities) which might be sold prior to maturity are classified as available for sale. These securities are carried at fair value, with the change in unrealized gains and losses reported in other comprehensive income. Interest on debt securities is credited to income as it is earned. Debt securities are amortized using the scientific method. Prepayment assumptions for loan-backed and structured securities are obtained from broker dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environments. The retrospective adjustment method is used to value all such securities.

Equity securities are classified as available for sale and carried at fair value. Dividends on equity securities are credited to income on their ex-dividend dates.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

The Company regularly evaluates the carrying value of debt and equity securities based on current economic conditions, past credit loss experience and other circumstances of the investee. A decline in a security's fair value that is deemed to be other than temporary is treated as a realized loss and a reduction in the cost basis of the security.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances on impaired loans are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.

Investment real estate, which the Company has the intent to hold, is carried at cost less accumulated depreciation and valuation reserves. Depreciation is calculated using the straight-line method over the estimated useful lives of the real estate.

Policy loans are carried at the unpaid principal balances.

Short-term investments include securities purchased with a maturity date of 90 days to less than one year. Short-term investments are valued at cost.

Other invested assets primarily include private equity limited partnerships which are carried at fair value. Income from these partnerships is recognized using the cost method.

Realized gains and losses are determined by specific identification and are included in income on the trade date, net of amortization of deferred acquisition costs. Unrealized gains and losses, net of appropriate taxes and amortization of deferred acquisition costs, are accounted for as a separate component of other comprehensive income.

The Company utilizes various financial instruments, such as interest rate swaps, financial futures and structured notes, to hedge against interest rate fluctuation. Most of these investments are recorded as accounting hedges using a valuation method consistent with the valuation method of the assets hedged. Gains and losses on these instruments are deferred and recognized in the Consolidated Income Statements over the remaining life of the hedged security. Changes in the fair value of these instruments are reported as unrealized gains or losses. Realized gains or losses are recognized when the hedged securities are sold.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand, money market instruments and other debt securities with a maturity of 90 days or less when purchased.

OTHER ASSETS
Property and equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Accumulated depreciation and amortization on property and equipment and leasehold improvements was $55,884 and $50,971 at December 31, 2000 and 1999, respectively. Related depreciation and amortization expense was $8,835, $8,441 and $8,586 for the years ended December 31, 2000, 1999 and 1998 respectively.

Goodwill represents the excess of the cost of the businesses acquired over the fair value of their net assets. These costs are amortized on a straight-line basis over not more than 40 years and are included in other assets in the Consolidated Balance Sheets. Unamortized goodwill included in other assets amounted to $15,999 and $17,228 at December 31, 2000 and 1999, respectively. Goodwill amortization was $1,229, $1,008 and $806 for 2000, 1999 and 1998 respectively.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

DEFERRED ACQUISITION COSTS
Costs of acquiring new insurance and annuity contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future gross profits. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable agency expenses.

Deferred acquisition costs related to participating traditional and universal life insurance policies and annuity products without mortality risk that include significant surrender charges are being amortized over the lesser of the estimated or actual contract life in proportion to estimated gross profits arising principally from interest, mortality and expense margins and surrender charges. The effects on amortization of deferred acquisition costs of revisions to estimated gross profits are reflected in earnings in the period such estimated gross profits are revised. Deferred acquisition costs are reviewed to determine that the unamortized portion of such costs is recoverable from future estimated gross profits. Certain costs and expenses reported in the consolidated income statements are net of amounts deferred.

SEPARATE ACCOUNTS
Separate Account assets and liabilities represent segregated funds administered and invested by the Company primarily for the benefit of variable life insurance policyholders and annuity and pension contractholders, including certain of the Company's benefit plans. The value of the assets in the Separate Accounts reflects the actual investment performance of the respective accounts and is not guaranteed by the Company. The carrying value for Separate Account assets and liabilities approximates the estimated fair value of the underlying assets.

INSURANCE LIABILITIES AND REVENUE RECOGNITION
PARTICIPATING TRADITIONAL LIFE AND LIFE CONTINGENT ANNUITY PRODUCTS
Future policy benefits include reserves for participating traditional life insurance and life contingent annuity products and are established in amounts adequate to meet the estimated future obligations of the policies in force. Liabilities for participating traditional life products are computed using the net level premium method, using assumptions for investment yields, mortality, morbidity and withdrawals, which are consistent with the dividend fund interest rate and mortality rates used in calculating cash surrender values. Interest rate assumptions used in the calculation of the liabilities for participating traditional life products ranged from 2.25% to 4.5%. Premiums are recognized as income when due. Death and surrender benefits are reported in expense as incurred.

Liabilities for life contingent annuity products are computed by estimating future benefits and expenses. Assumptions are based on Company experience projected at the time of policy issue, with provision for adverse deviations. Interest rate assumptions range from 2.25% to 13.25%. Premiums are recognized as income as they are received. Death and surrender benefits are reported in expense as incurred.

UNIVERSAL LIFE PRODUCTS AND OTHER ANNUITY PRODUCTS
Other policyholder funds represent liabilities for universal life and investment-type annuity products. The liabilities for these products are based on the contract account value which consists of deposits received from customers and investment earnings on the account value, less administrative and expense charges. The liability for universal life products is also reduced by mortality charges. Liabilities for the non-life contingent annuity products are computed by estimating future benefits and expenses. Assumptions are based on Company experience projected at the time of policy issue. Interest rate assumptions range from 2.0% to 11.25%.

Contract charges assessed against account value for universal life and investment-type annuities are reflected as policy fee income in revenue. Interest credited to account values and universal life benefit claims in excess of fund values are reflected as benefit expense.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

POLICYHOLDERS' DIVIDENDS
The majority of the Company's insurance products have been issued on a participating basis. As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 92%, and as a percentage of premium income is 88%. The amount of policyholders' dividends to be paid is approved annually by the Board of Trustees. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value at December 31, 2000.

BROKER/DEALER REVENUE RECOGNITION
Broker-dealer transactions in securities and listed options, including related commission revenue and expense, are recorded on a settlement-date basis. There would be no material effect on the financial statements if such transactions were recorded on a trade-date basis.

FEDERAL INCOME TAXES
The Company files a consolidated federal income tax return with its life and non-life insurance subsidiaries. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

REINSURANCE
In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company has set its retention limit for acceptance of risk on life insurance policies at various levels up to $2,000.

Insurance liabilities are reported before the effects of reinsurance. Reinsurance receivables (including amounts related to insurance liabilities) are reported as assets. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

2.  INVESTMENTS:

DEBT SECURITIES
The following tables summarize the Company's investment in debt securities, including redeemable preferred stocks. All debt securities are classified as available for sale and are carried at fair value. Amortized cost is net of cumulative writedowns for other than temporary declines in value of $16,366 and $8,703 as of December 31, 2000 and 1999, respectively.

                                                                          DECEMBER 31, 2000
                                                   -------------------------------------------------------------
                                                                        GROSS           GROSS
                                                      AMORTIZED      UNREALIZED      UNREALIZED         FAIR
                                                        COST            GAINS          LOSSES           VALUE
                                                   -------------------------------------------------------------
U.S. Treasury securities and U.S.
     Government and agency securities              $    311,509      $   5,716       $   5,804       $   311,421
States and political subdivisions                             -              -               -                 -
Foreign governments                                      19,902          1,854               -            21,756
Corporate securities                                  2,460,179         91,383          89,895         2,461,667
Mortgage and other asset-backed securities            1,912,491         64,967          12,439         1,965,019
                                                   ------------      ---------       ---------       -----------
     Total bonds                                      4,704,081        163,920         108,138         4,759,863

Redeemable preferred stocks                                 240             -               19               221
                                                   ------------      ---------       ---------       -----------
     TOTAL                                         $  4,704,321      $ 163,920       $ 108,157       $ 4,760,084
                                                   ============      =========       =========       ===========


                                                                          DECEMBER 31, 1999
                                                   -------------------------------------------------------------
                                                                        GROSS           GROSS
                                                      AMORTIZED      UNREALIZED      UNREALIZED         FAIR
                                                        COST            GAINS          LOSSES           VALUE
                                                   -------------------------------------------------------------
U.S. Treasury securities and U.S.
     Government and agency securities              $     10,527      $     119       $     178       $    10,468
States and political subdivisions                        11,600              -              58            11,542
Foreign governments                                      19,854            758               -            20,612
Corporate securities                                  2,678,302         69,875         116,357         2,631,820
Mortgage and other asset-backed securities            2,106,506          9,975          58,011         2,058,470
                                                   ------------      ---------       ---------       -----------
     Total bonds                                      4,826,789         80,727         174,604         4,732,912

Redeemable preferred stocks                                 360              -              11               349
                                                   ------------      ---------       ---------       -----------
     TOTAL                                         $  4,827,149      $  80,727       $ 174,615       $ 4,733,261
                                                   ============      =========       =========       ===========

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

The following table summarizes the amortized cost and fair value of debt securities, including redeemable preferred stocks, as of December 31, 2000 by contractual maturity.

                                                      AMORTIZED
Years to maturity:                                       COST        FAIR VALUE
                                                    ------------    ------------

One or less                                         $    90,496    $    81,026
After one through five                                  515,410        525,797
After five through ten                                  784,832        805,453
After ten                                             1,400,852      1,382,568
Mortgage and other asset-backed securities            1,912,491      1,965,019
                                                    -----------    -----------
     Total bonds                                      4,704,081      4,759,863
Redeemable preferred stocks                                 240            221
                                                    -----------    -----------
     TOTAL                                          $ 4,704,321    $ 4,760,084
                                                    ===========    ===========

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage and other asset-backed securities are presented separately in the maturity schedule due to the potential for prepayment. The weighted average life of these securities is 7.3 years.

At December 31, 2000, the Company held $1,965,019 in mortgage and other asset-backed securities. The structured securities portfolio consists of commercial and residential mortgage pass-through holdings totaling $1,433,583 and securities backed by credit card receivables, auto loans, home equity and manufactured housing loans totaling $531,436. These securities follow a structured principal repayment schedule and are of high credit quality. Securities totaling $1,446,532 are rated AAA and include $17,780 of interest-only tranches. As of December 31, 2000 and 1999, the Company's investments included $331,856 and $370,541, respectively, of the tranches retained from the 1996 securitization of the Company's commercial mortgage loan portfolio. These investments represented 27% and 37% of equity at December 31, 2000 and 1999, respectively.

At December 31, 2000, the largest industry concentration of the Company's portfolio was investments in the utility industry of $651,025 representing 14% of the total debt portfolio.

Proceeds during 2000, 1999 and 1998 from sales of available-for-sale securities were $2,323,718, $1,623,191, and $1,931,269, respectively. Gross gains and gross losses realized on those sales were $27,008 and $41,195, respectively, during 2000, $18,843 and $17,702, respectively, during 1999, and $37,324 and $35,257, respectively, during 1998.

The Company's investment portfolio of debt securities is predominantly comprised of investment grade securities. At December 31, 2000 and 1999, debt securities with amortized cost totaling $177,104 and $218,351, respectively, were less than investment grade. At December 31, 2000 and 1999, the Company held no securities which were to be restructured pursuant to commenced negotiations. The Company did not hold any debt securities which were non-income producing for the preceding twelve months as of December 31, 2000 and 1999.

EQUITY SECURITIES
During 2000, 1999 and 1998, the proceeds from sales of equity securities amounted to $39,963, $12,003 and $35,496, respectively. The gross gains and gross losses realized on those sales were $3,872 and $833, $89 and $352 and $3,095 and $239 for 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

MORTGAGE LOANS
The following tables summarize the carrying value of mortgage loans, by property type and geographic concentration, at December 31.

                                             2000                    1999
                                           --------               ---------
PROPERTY TYPE
   Office building                        $   1,234               $   1,366
   Retail                                     4,782                   8,414
   Dwellings                                  9,312                  16,062
   Other                                      2,200                   2,773
   Valuation Allowance                            -                  (1,500)
                                          ---------               ---------
     TOTAL                                $  17,528               $  27,115
                                          =========               =========


                                             2000                    1999
                                           --------               ---------
GEOGRAPHIC CONCENTRATION
   Northeast                              $   1,940               $   5,506
   Midwest                                    5,282                   5,515
   South                                      4,781                  11,612
   West                                       5,525                   5,982
   Valuation Allowance                            -                  (1,500)
                                          ---------               ---------
     TOTAL                                $  17,528               $  27,115
                                          =========               =========

The following table presents changes in the mortgage loan valuation allowance for the years presented:

                                             2000                    1999
                                          ---------               ---------

Balance at January 1                      $   1,500               $   3,800
   Reduction in provision                    (1,500)                 (2,300)
   Charge-offs                                    -                       -
                                          ---------               ---------
Balance at December 31                    $       -               $   1,500
                                          =========               =========

As of December 31, 2000 and 1999, the Company's mortgage loan portfolio contained no loans delinquent over 60 days or in foreclosure and there were no non-income producing mortgage loans for the preceding twelve months.

During 2000 and 1999, the Company did not restructure the terms of any outstanding mortgages. As of December 31, 2000 and 1999, the mortgage loan portfolio included $1,940 and $2,275, respectively, of restructured mortgage loans.

Restructured mortgage loans include commercial loans for which the basic terms, such as interest rate, maturity date, collateral or guaranty have been changed as a result of actual or anticipated delinquency. Restructures do not include mortgages refinanced upon maturity at or above current market rates. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $266 and $305 in 2000 and 1999, respectively. Gross interest income from these loans included in net investment income totaled $186 and $211 in 2000 and 1999, respectively.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

At December 31, 2000 and 1999, no loans were considered to be impaired. The Company had no investments in impaired loans during the year ended December 31, 2000. The average recorded investment in impaired loans during the year ended December 31, 1998 was approximately $6,184. During 1998, $163 was received on these impaired loans which was applied to the outstanding principal balance or will be applied to principal at the date of foreclosure.

OTHER
Investments on deposit with regulatory authorities as required by law were $6,424 and $6,444 at December 31, 2000 and 1999, respectively.

3. INVESTMENT INCOME AND CAPITAL GAINS:

The following table summarizes the sources of investment income, excluding investment gains/(losses), for the year ended December 31.

                                                    2000                1999               1998
                                                 ----------          ----------         ---------
Debt securities                                  $  366,177          $  385,963         $ 395,628
Equity securities                                       248                 311               206
Mortgage loans                                        2,129               2,706             4,268
Real estate                                           2,209               2,209             2,903
Policy loans                                         42,562              39,371            39,760
Short-term investments                                2,158                 830             2,032
Other invested assets                                41,554              17,446            11,330
                                                 ----------           ---------         ---------
Gross investment income                             457,037             448,836           456,127

      Less: Investment expense                        7,280              11,104            11,430

      Less: Discontinued operations                     736               6,510            11,167
                                                 ----------           ---------         ---------
Investment income, net                           $  449,021          $  431,222         $ 433,530
                                                 ==========          ==========         =========

The following table summarizes net realized capital gains/(losses) on investments for the year ended December 31. Net realized capital gains/(losses) include decreases in valuation allowances of $2,166, $1,066 and $235 in 2000, 1999 and 1998, respectively.

                                                        2000            1999          1998
                                                      ---------       ---------     --------
Debt securities                                       $ (14,187)      $  (4,506)    $    110
Equity securities                                         3,039            (263)       2,856
Mortgage loans                                            1,500           2,300          210
Real estate                                               4,366             173        4,148
Other                                                    (4,721)          2,430       (2,109)
Amortization of deferred acquisition costs                1,747             669       (1,303)
                                                      ---------       ---------     --------
Net realized gains/(losses)                           $  (8,256)      $     803     $  3,912
                                                      =========       =========     ========

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------


The following table summarizes the change in unrealized gains/(losses) for investments carried at fair value which are reflected in other comprehensive income for the year ended December 31.

                                                          2000               1999               1998
                                                       ----------         ----------         ----------
Unrealized gains/(losses):
     Debt securities                                   $  149,651         $ (477,036)        $   86,594
     Equity securities                                        283                (43)            (2,092)
     Other                                                 25,090              5,555             (2,091)
                                                       ----------         ----------         ----------
                                                          175,024           (471,524)            82,411
                                                       ----------         ----------         ----------
Less:
     Deferred policy acquisition costs                    (33,489)           117,050            (12,841)
     Deferred income taxes                                (49,555)           123,937            (24,440)
                                                       ----------         ----------         ----------
Net change in unrealized gains/(losses)                $   91,980         $ (230,537)        $   45,130
                                                       ==========         ==========         ==========

The following table sets forth the reclassification adjustment required to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

RECLASSIFICATION ADJUSTMENTS                             2000                1999               1998
                                                      -----------         ----------         ----------
Unrealized holding gains/(losses) arising
     during period                                    $   101,844         $ (255,859)        $   53,576
Reclassification adjustment for gains included
     in net income                                          9,864            (25,322)             8,446
                                                      -----------         ----------         ----------
Unrealized gains/(losses) on investments, net
    of reclassification adjustment                    $    91,980         $ (230,537)        $   45,130
                                                      ===========         ==========         ==========

Reclassification adjustments reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense/(benefits) of $(5,311), $13,635, and $(7,679), respectively, and $(7,581), $11,760, and
$(5,815), respectively, relating to the effects of such amounts on deferred acquisition costs/(benefits).

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------


4.  FAIR VALUE INFORMATION:

The following table summarizes the carrying value and fair value of the Company's financial instruments as of December 31, 2000 and 1999.

                                                                    2000                               1999
                                                      ---------------------------------  ---------------------------------
                                                         CARRYING           FAIR            CARRYING            FAIR
                                                          VALUE             VALUE            VALUE              VALUE
                                                      -------------     ---------------  -------------     ---------------
   FINANCIAL ASSETS:
      Debt securities, available for sale              $  4,760,084    $  4,760,084       $  4,733,261     $  4,733,261
      Equity securities
           Common stock                                         133             133                276              276
           Non-redeemable preferred stocks                    3,999           3,999              3,673            3,673
      Mortgage loans                                         17,528          18,865             27,115           28,615
      Policy loans                                          652,564         629,847            642,420          612,501
      Cash and cash equivalents                              21,384          21,384             37,481           37,481
      Short-term investments                                  5,146           5,146              6,934            6,934
      Separate account assets                             2,708,272       2,708,272          2,865,366        2,865,366


   FINANCIAL LIABILITIES:
      Investment-type contracts
           Individual annuities                        $    877,047    $    897,433       $    997,686     $  1,011,298
           Group annuities                                   73,939          73,082            108,251          106,566
           Other policyholder funds                         336,306         336,306            339,937          339,937
                                                      -------------    ------------       ------------     ------------
     Total policyholder funds                             1,287,292       1,306,821          1,445,874        1,457,801
     Policyholder's dividends payable                        28,422          28,422             28,770           28,770
     Separate account liabilities                         2,708,272       2,708,272          2,865,366        2,865,366

The fair values for the Company's investments in debt and equity securities are based on quoted market prices, where available. In situations where market prices are not readily available, primarily private placements, fair values are estimated using a formula pricing method based on fair values of securities with similar characteristics. The fair value of currently performing mortgage loans is estimated by discounting the cash flows associated with the investment, using an interest rate currently offered for similar loans to borrowers with similar credit ratings. Loans with similar credit quality, characteristics and time to maturity are aggregated for purposes of discounted cash flow analysis. Assumptions regarding credit risk, cash flows and discount rates are determined using the available market and borrower-specific information. The fair value for non-performing loans is based on the estimated fair value of the underlying real estate, which is based on recent appraisals or other estimation techniques. The fair value of policy loans is calculated by discounting estimated future cash flows using interest rates currently being offered for similar loans. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying values of cash, cash equivalents, short-term investments and separate account assets approximate their fair values. The resulting fair values may not be indicative of the value which could be negotiated in an actual sale.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

The fair values of the Company's liabilities for individual annuities and certain group annuities are estimated by discounting the cash flows associated with the contracts, using an interest rate currently offered for similar contracts with maturities similar to those remaining for the contracts being valued. The statement values of policyholders' dividends payable and separate account liabilities approximate their fair values.

Currently, disclosure of estimated fair values is not required for all the Company's assets and liabilities. Therefore, presentation of the estimated fair value of a significant portion of assets without a corresponding valuation of liabilities associated with insurance contracts can be misinterpreted. The estimated fair values of liabilities under all of the Company's contracts are considered in the overall management of interest rate risk. The continuing management of the relationship between the maturities of the Company's investments and the amounts payable under insurance contracts reduces the Company's exposure to changing interest rates.

The Company is exposed to interest rate risk on its interest-sensitive products. The Company's investment strategy is designed to minimize interest risk by managing the durations and anticipated cash flows of the Company's assets and liabilities.

To minimize exposure and reduce risk from exchange and interest rate fluctuations in the normal course of business, the Company enters into interest rate swap programs for purposes other than trading. As of December 31, 2000, the Company had no interest rate swaps. As of December 31, 1999, the Company had interest rate swaps with aggregate notional amounts equal to $20,000, with average unexpired terms of 7 months. Interest rate swap agreements involve the exchange of fixed and floating rate interest payment obligations without an exchange of the underlying notional principal amounts. During the term of the swap, the net settlement amount is accrued as an adjustment to interest income. Gross unrealized gains and losses, which represent fair value based on dealer-quoted prices, were $335 and $0, respectively, at December 31, 1999. These fair values represent the amount at risk if the counterparties default and the amount that the Company would receive to terminate the contracts, taking into account current interest rates and, where appropriate, the current creditworthiness of the counterparties.

In the normal course of business, the Company loans securities under arrangements in which collateral is obtained in amounts greater than the current market value of loaned securities. This collateral is held in the form of cash, cash equivalents or securities issued or guaranteed by the United States Government. The Company is at risk to the extent the value of loaned securities exceeds the value of the collateral obtained. The Company controls this risk by requiring collateral of the highest quality and requiring that additional collateral be deposited when the market value of loaned securities increases in relation to the collateral held or the value of the collateral held decreases in relation to the value of the loaned securities. The Company had loaned securities outstanding of $315,579 and $34,457 as of December 31, 2000 and 1999, respectively.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

5. INCOME TAXES:

The Company follows the asset and liability method of accounting for income taxes whereby current and deferred tax assets and liabilities are recognized utilizing currently enacted tax laws and rates. Deferred taxes are adjusted to reflect tax rates at which future tax liabilities or assets are expected to be settled or realized.

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31 relate to the following:

                                             2000           1999
                                           ---------      --------
DEFERRED TAX ASSETS:
 Future policy benefits                    $ 88,190       $ 90,877
 Policyholders' dividends payable             9,888         10,010
 Allowances for investment losses             6,397          6,153
 Employee benefit liabilities                32,183         30,479
 Unrealized investment losses                     -         17,934
 Other                                       17,508         17,256
                                           --------       --------
  Total deferred tax asset                  154,166        172,709
                                           --------       --------

DEFERRED TAX LIABILITIES:
 Deferred acquisition costs                 149,994        145,360
 Unrealized investment gains                 31,974              -
 Other                                       21,027         18,484
                                           --------       --------
  Total deferred tax liability              202,995        163,844
                                           --------       --------
Net deferred tax liability/(asset)           48,829         (8,865)
Tax currently payable                        29,961         40,784
                                           --------       --------
ACCRUED INCOME TAX PAYABLE                 $ 78,790       $ 31,919
                                           ========       ========

The federal income taxes attributable to consolidated net income are different from the amounts determined by multiplying consolidated net income before federal income taxes by the expected federal income tax rate. The difference between the amount of tax at the U.S. federal income tax rate of 35% and the consolidated tax provision is summarized as follows:

                                                        2000             1999              1998
                                                      ---------       ----------        ---------
Tax expense at 35%                                   $   68,787       $   45,697        $  50,443
Increase in income taxes resulting
from:
   Differential earnings amount                               -            3,010            2,681
   Dividends received deduction                         (13,042)          (1,712)          (2,206)
   Other                                                  2,100            4,011            6,771
                                                     ----------       ----------        ---------
FEDERAL INCOME TAX EXPENSE                           $   57,845       $   51,006        $  57,689
                                                     ==========       ==========        =========

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

The make up of the tax expense/(benefit) is as follows:

                                                         2000             1999               1998
                                                       --------        ---------           ---------
Continuing operations                                 $  57,741        $  66,324          $   57,019
Discontinued operations:
   Operations                                               104           (2,137)                670
   Sale                                                       -          (13,181)                  -
                                                      ---------        ---------          ----------
TOTAL FEDERAL INCOME TAX EXPENSE                      $  57,845        $  51,006          $   57,689
                                                      =========        =========          ==========

As a mutual life insurance company, the Company is subject to Internal Revenue Code provisions which require mutual, but not stock, life insurance companies to increase each year's taxable income by a Differential Earnings Amount (DEA). This amount is computed by multiplying the Company's average taxable equity base by a prescribed rate, which is intended to reflect the difference between stock and mutual companies' earnings rates.

The Internal Revenue Service has examined the Company's income tax returns through the year 1994 and is currently examining years 1995 through 1997. Management believes that an adequate provision has been made for potential assessments.

6. BENEFIT PLANS:

The following table summarizes the funded status and accrued benefit cost for the Company's defined benefit plans and other postretirement benefit plans as of December 31:

                                                    PENSION BENEFITS                OTHER BENEFITS
                                                    ----------------                --------------
                                                   2000          1999             2000          1999
                                               ----------    ----------       ----------     ---------
Benefit Obligation                             $  (82,239)   $  (90,293)      $  (17,854)    $ (27,808)
Fair value of plan assets                          58,647        63,616                -             -
                                               ----------    ----------       ----------     ---------
Funded Status                                  $  (23,592)   $  (26,677)      $  (17,854)    $ (27,808)
                                              ===========    ==========       ==========     =========

Accrued benefit cost recognized in the
   consolidated balance sheet                  $  (28,945)   $  (25,861)      $  (41,838)    $ (44,205)

The weighted-average assumptions used to measure the actuarial present value of the projected benefit obligation were:

                                                    PENSION BENEFITS                OTHER BENEFITS
                                                    ----------------                --------------
                                                   2000          1999             2000          1999
                                               ----------    ----------       ----------     ---------

Discount rate                                    7.75%          6.75%            7.75%         6.75%
Expected return on plan assets                   8.00%          8.00%               -             -
Rate of compensation increase                    5.50%          5.50%            5.50%         5.00%

At December 31, 2000, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9% for 2001, grading to 5% for 2006. At December 31, 1999, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8% for 2000, grading to 5% for 2004. At December 31, 1998, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8% for 1999, grading to 5% for 2004. Assumed health care cost trend rates

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

have a significant effect on the amounts reported for the health care plans. During 2000, the Company amended its postretiree health plans to change the level of certain benefits, which reduced the benefit obligation as of December 31, 2000.

The contributions made and the benefits paid from the plans were:

                                                    PENSION BENEFITS                OTHER BENEFITS
                                                    ----------------                --------------
                                                   2000          1999             2000          1999
                                               ----------    ----------       ----------     ---------
Benefit cost (savings) recognized in            $  4,865      $  5,072         $  (823)      $   1,140
   consolidated income statement

Employer contribution                              1,781         1,741           1,543           1,493
Plan participants' contibution                         -             -               -               -
Benefits paid                                      3,727         3,593           1,543           1,493

The Company maintains four defined contribution pension plans for substantially all of its employees and full-time agents. For two plans, designated contributions of up to 6% or 8% of annual compensation are eligible to be matched by the Company. Contributions for the third plan are based on tiered earnings of full-time agents. The last plan, which covers employees of a subsidiary, are determined on a discretionary basis by the Board of Directors of that subsidiary. For the years ended December 31, 2000, 1999 and 1998, the expense recognized for these plans was $14,223, $11,192 and $9,526, respectively. The estimated fair value of the defined contribution plans' assets at December 31, 2000 and 1999 was $310,051 and $300,170, respectively.

7. REINSURANCE:

The Company has assumed and ceded reinsurance on certain life and annuity contracts under various agreements. Reinsurance permits recovery of a portion of losses from reinsurers, although the Company remains primarily liable as the direct insurer on all risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of present reinsurers to ensure that amounts due from reinsurers are collectible. The table below highlights the amounts shown in the accompanying financial statements.

                                                             ASSUMED             CEDED TO
                                          GROSS             FROM OTHER             OTHER                  NET
                                         AMOUNT             COMPANIES            COMPANIES              AMOUNT
                                     ----------------     ---------------     ----------------      ----------------
   DECEMBER 31, 2000:
     Life Insurance in Force          $ 37,108,237           $ 326,027         $ 10,108,995          $ 27,325,269
     Premiums                              153,853                   -               23,726               130,127
     Benefits                              442,273               7,272               39,636               409,909
     Reserves                            5,299,760                 176              243,802             5,056,134

   DECEMBER 31, 1999:
     Life Insurance in Force          $ 33,554,483           $ 353,382         $  8,185,527          $ 25,722,338
     Premiums                              149,187               6,399               16,803               138,783
     Benefits                              455,518              15,629               32,705               438,442
     Reserves                            5,446,024                 175              220,656             5,225,543

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

During 1998, the Company had gross premiums of $166,708, assumed premiums of $10,586 and ceded premiums of $5,940 and gross benefits of $457,239, assumed benefits of $15,710 and ceded benefits of $17,913. Reinsurance receivables with a carrying value of $223,386 and $205,559 were associated with a single reinsurer at December 31, 2000 and 1999, respectively.

For the years ended December 31, 2000 and 1999, the above numbers include premiums from discontinued operations of $969 and $8,267, respectively, and benefits from discontinued operations of $702 and $8,651, respectively.

During 1999, the Company decided to exit the Disability Income (DI) line of business and entered into an indemnity reinsurance agreement with Christian Mutual Life Insurance Company and ACE Bermuda LTD. (the Reinsurers) to cede all of its remaining risk associated with this line. Under the agreement, effective July 1, 1999, the Company agreed to transfer assets with a fair market value of $167,750 to reinsure net liabilities of $139,889. The Company recognized a pre-tax loss of $37,661 on this transaction, including costs of sale. Under the agreement, 95% of the assets and liabilities were transferred to the Reinsurers effective July 1, 1999, and the assets were placed in a trust which names the Company as the beneficiary. As of December 31, 2000 and 1999, the Company had a reinsurance recoverable from the Reinsurers of $155,428 and $141,707, respectively, which was secured by investment grade securities with a market value of $159,915 and $155,046 held in trust. The remaining 5% of the related assets are being held in an escrow account under the Company's control. Accordingly, reserves for payment of future policy benefits at December 31, 2000 and 1999 include $8,180 and $7,458, respectively related to the remaining 5% of the business.

As this transaction represented the disposal of a segment of business, the Company modified the presentation in the accompanying income statements to separate the results of operations attributable to this business. Revenue from discontinued operations for the years ended December 31, 2000, 1999 and 1998 were $1,809, $16,855 and $28,854, respectively.

8. COMMITMENTS AND CONTINGENCIES:

The Company and its subsidiaries are involved in various pending or threatened legal and/or regulatory proceedings arising from the conduct of its business. Most of these proceedings are routine in the ordinary course of business, although some involve extra-contractual damages in addition to other damages. In addition, the regulators within the insurance and brokerage industries continue to focus on market conduct and compliance issues. The Company monitors sales materials and compliance procedures and makes extensive efforts to minimize any potential liabilities in this area. Insurance companies are also subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, after consultation with legal counsel and a review of available facts, the outcome of the proceedings and assessments are not likely to have a material adverse effect on the financial position of the Company.

During 2000, the Reinsurers associated with the disposition of the DI line of business failed to perform their obligations required under the reinsurance agreement and notified the Company of their desire to rescind the agreement. The Company has demanded arbitration of the rescission issue and is seeking rulings in arbitration that the Reinsurers are not entitled to rescission. The arbitration proceedings are at an early stage; however, based on the information currently available, management is not aware of any facts that would support the rescission remedy sought by the Reinsurers. In addition, the Reinsurers' obligations were secured with assets deposited into trust at closing. Because the Company has access to those assets as a resource with which to pay claims, management does not expect that the Reinsurers' failure to perform is likely to have a material adverse effect on the overall financial position of the Company.

--------------------------------------------------------------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

The Company, in the ordinary course of business, extends commitments relating to its investment activities. As of December 31, 2000, the Company had outstanding commitments totaling $81,520 relating to these investment activities. The fair value of these commitments approximates the face amount.

9. STATUTORY  INFORMATION:

State insurance regulatory authorities prescribe or permit statutory accounting practices for calculating net income and capital and surplus which differ in certain respects from generally accepted accounting principles (GAAP). The significant differences relate to deferred acquisition costs, which are charged to expenses as incurred; federal income taxes, which reflect amounts that are currently taxable; and benefit reserves, which are determined using prescribed mortality, morbidity and interest assumptions, and which, when considered in light of the assets supporting these reserves, adequately provide for obligations under policies and contracts. In addition, the recording of impairments in the value of investments generally lags recognition under GAAP.

The combined insurance companies' statutory capital and surplus at December 31, 2000 and 1999 was $680,308 and $558,700, respectively. The combined insurance companies' net income, determined in accordance with statutory accounting practices, for the years ended December 31, 2000, 1999 and 1998, was $122,792, $76,680 and $83,676, respectively.

The National Association of Insurance Commissioners has released a revised comprehensive guide to Statutory Accounting Principles, the Accounting Practices and Procedures Manual - version effective January 1, 2001, (referred to as Codification) to provide a consistent basis of statutory accounting effective for years ending December 31, 2001. The domiciliary states of the Company and its insurance subsidiary have adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company and its insurance subsidiary use to prepare statutory-based financial statements. The Company does not expect the adoption of the provisions of the revised manual to have a material effect on its statutory capital and surplus.

REPORT OF INDEPENDENT AUDITORS


The Board of Trustees
The Penn Mutual Life Insurance Company
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheets of The Penn Mutual Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated income statements, statements of changes in equity, and statements of cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Penn Mutual Life Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                          /s/ Ernst & Young, LLP

Philadelphia, Pennsylvania
January 29, 2001

                                     PART C

                                OTHER INFORMATION

     ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

                   (a)   Financial Statements included in Part B:

                         Financial Statements of The Penn Mutual Life Insurance
                                Company:
                         Report of Independent Auditors
                         Statements of Financial Condition at December 31, 2000,
                                and 1999
                         Statements of Operations and Surplus for the years
                                ended December 31, 2000, 1999, and 1998
                         Statements of Cash Flows for the years ended December
                                31, 2000, 1999 and 1998
                         Notes to Financial Statements



                   (b)   Exhibits

                         1.     (a)     Resolutions of Executive Committee of
                                        Board of Trustees of The Penn Mutual
                                        Life Insurance Company authorizing the
                                        establishment of the Registrant.
                                        Previously filed as Exhibit 1(a) to the
                                        Registration Statement on September 3,
                                        1998 (File No. 333-62811 and Accession
                                        No. 0001036050-98-001504) and
                                        incorporated herein by reference.

                                (b) Resolutions of Executive Committee of Board of Trustees of The Penn Mutual Life Insurance Company authorizing investments of the Registrant. Previously filed as Exhibit 1(b) to Post-Effective Amendment No. 1 to the Registration Statement on April 27, 1999 (File No. 333-62825 and Accession No. 0000950116-99-000834) and incorporated herein by reference.

                         2.             Not applicable

                         3.     (a)(1)  Sales Support Agreement between The Penn
                                        Mutual Life Insurance Company and
                                        Horner, Townsend & Kent, Inc., a
                                        wholly-owned subsidiary of Penn Mutual.
                                        Previously filed as Exhibit 3(a) to
                                        Pre-Effective Amendment No. 1 to the
                                        Registration Statement on November 30,
                                        1998 (File No. 333-62811 and Accession
                                        No. 0001036050-98-002055) and
                                        incorporated herein by reference.

                                (a)(2)  Schedule I to the Sales Support
                                        Agreement between The Penn Mutual Life
                                        Insurance Company and Horner, Townsend &
                                        Kent, Inc., a wholly-owned subsidiary of Penn Mutual. Previously filed as exhibit 3(a)(2) to Pre-Effective Amendment No. 1 to the Registration Statement on September 28, 2000 (File No. 333-39804
                                        and Accession No. 0000950116-00-002423)
                                        and incorporated herein by reference.

                            (b) Form of Distribution Agreement between The Penn Mutual Life Insurance Company and Horner, Townsend & Kent, Inc., a wholly-owned subsidiary of Penn Mutual. Previously filed as Exhibit 3(b) to Pre-Effective Amendment No. 1 to the Registration Statement on November 30, 1998 (File No. 333-62811 and Accession No. 0001036050-98-002055) and incorporated herein by reference.

                            (c) Form of Agent's Agreement relating to broker-dealer supervision. Previously filed as Exhibit 3(c) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No.
                                    0001036050-98-001504) and incorporated
                                    herein by reference.

                            (d) Form of Broker-Dealer Selling Agreement (for broker-dealers licensed to sell variable annuity contracts and/or variable life insurance contracts under state insurance laws). Previously filed as Exhibit 3(d) to Pre-Effective Amendment No. 1 to the Registration Statement on November 30, 1998 (File No. 333-62811 and Accession No. 0001036050-98-002055) and incorporated herein by reference.

                            (e) Form of Broker-Dealer Selling Agreement (for broker-dealers with affiliated corporations licensed to sell variable annuity contracts and/or variable life insurance contracts under state insurance laws. Previously filed as Exhibit 3(e) to the Post-Effective Amendment to the Registration Statement on April 27, 1999 (File No. 333-62825 and
                                    Accession No. 0000950116-99-000834) and
                                    incorporated herein by reference.

                            (f)     Form of Addendum (Form 98-1) to
                                    Broker-Dealer Selling Agreement. Previously filed as Exhibit 3(f) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No.
                                    0001036050-98-001504) and incorporated
                                    herein by reference.

                     4.     (a)     Individual Variable and Fixed Annuity
                                    Contract, previously filed as Exhibit 4(a) to the Registration Statement on September
                                    14, 2001 (File No. 333-69386 and Accession
                                    No. 0000950116-01-500817) and incorporated
                                    herein by reference.

                            (b) Rider -- Guaranteed Minimum Death Benefit -- Rising Floor (GDBRF-00). Previously filed as
                                    Exhibit 4(b) to Pre-Effective Amendment
                                    No. 1 to the Registration Statement on
                                    November 30, 1998 (File No. 333-62811 and
                                    Accession No. 0001036050-98-002055) and
                                    incorporated herein by reference.

                            (c) Rider -- Guaranteed Minimum Death Benefit -- Step Up (GDBSU-98). Previously filed as
                                    Exhibit 4(c) to Pre-Effective Amendment No.
                                    1 to the Registration Statement on November
                                    30, 1998 (File No. 333-62811 and Accession
                                    No. 0001036050-98-002055) and incorporated
                                    herein by reference.

                            (d) Endorsement No. 1534-96 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(d) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

                            (e) Endorsement No. 1542-97 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(e) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

                            (f) Endorsement No. 1536-98 to Individual Variable and Fixed Annuity Contract. Previously filed as Exhibit 4(f) to Pre-Effective Amendment No. 1 to the Registration Statement on February 24, 1999 (File No. 333-62811 and Accession No. 0000950116-99-000291) and incorporated herein by reference.

                            (g) Rider - Estate Enhancement Rider (EEDB-01). Previously filed as Exhibit 4(k) to Post-Effective Amendment No.5 to the Registration Statement on April 20, 2001 (File No. 333-62811 and Accession No. 0000950116-98-000692) and incorporated herein by reference.

                     5. Application (Form PM0678) for Individual Variable Annuity Contract, previously filed as Exhibit 5(c) to the Registration Statement on September 14, 2001 (File No. 333-69386 and Accession No.
                                    0000950116-01-500817) and incorporated
                                    herein by reference.

                     6.     (a)     Charter of The Penn Mutual Life Insurance
                                    Company (May 1983). Previously filed as
                                    Exhibit 6(a) to the Registration Statement on September 3, 1998 (File No. 333-62811 and
                                    Accession No. 0001036050-98-001504) and
                                    incorporated herein by reference.

                            (b) By-laws of The Penn Mutual Life Insurance Company. Filed herewith.

                     7.             None

                     8.     (a)(1)  Form of Sales Agreement between The Penn
                                    Mutual Life Insurance Company and Neuberger
                                    & Berman Advisers Management Trust.
                                    Previously filed as Exhibit 8(b)(1) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

                            (a)(2)  Form of Assignment and Modification
                                    Agreement between Neuberger & Berman
                                    Management Incorporated, Neuberger & Berman
                                    Advisers Management Trust, Advisers Managers
                                    Trust and The Penn Mutual Life Insurance
                                    Company. Previously filed as Exhibit 8(b)(2) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No. 0001036050-98-001504) and incorporated herein by reference.

                            (a)(3) Amendment to Fund Participation Agreement between The Penn Mutual Life Insurance Company and Neuberger & Berman Advisers Management Trust. Previously filed as
                                    Exhibit 8(b)(3) to Post-Effective Amendment
                                    No.5 to the Registration Statement of Penn
                                    Mutual Variable Life Account I on April 30,
                                    1997 (File No. 33-54662 and Accession No.
                                    0000950109-97-003328) and incorporated
                                    herein by reference.

                            (b) Form of Sales Agreement between The Penn Mutual Life Insurance Company and Penn Series Funds, Inc. Previously filed as
                                    Exhibit 8(b) to the Registration Statement on June 21, 2000 (File No. 333-39804 and
                                    Accession No. 0000950116-00-001502) and
                                    incorporated herein by reference.

                            (c) Form of Participation Agreement between The Penn Mutual Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. Previously filed as Exhibit 8(d) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No.
                                    0001036050-98-001504) and incorporated
                                    herein by reference.

                            (d) Form of Participation Agreement between The Penn Mutual Life Insurance Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation. Previously filed as Exhibit 8(e) to the Registration Statement on September 3, 1998 (File No. 333-62811 and Accession No.
                                    0001036050-98-001504) and incorporated
                                    herein by reference.

                            (e) Participation Agreement between The Penn Mutual Life Insurance Company, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and Miller Andersen & Sherrerd LLP. Previously filed as
                                    Exhibit 8(f) to Post-Effective Amendment No.
                                    2 to the Registration Statement of PIA
                                    Variable Annuity Account I on April 30, 1998
                                    (File No. 33-83120 and Accession No.
                                    0000950109-97-003327) and incorporated
                                    herein by reference.

                     9. Opinion and Consent of Franklin L. Best, Jr., Esq., Managing Corporate Counsel of The Penn Mutual Life Insurance Company, as to the legality of the variable annuity contracts being registered. Filed herewith.

                     10.            Consent of Ernst & Young LLP.
                                    Filed herewith.

                     11.            Not applicable.

                     12.            Not applicable.

                     13. Schedule of Computation of Performance Quotations. Filed herewith.

                     14. Powers of Attorney of Board of Trustees, previously filed as Exhibit 14 to the Registration Statement on September 14, 2001 (File No. 333-69386 and Accession No. 0000950116-01-500817) and incorporated herein by reference.

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

              The following table sets forth the names of the officers and trustees of the Depositor who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Depositor.

----------------------------------------------------------------------------------------------------------------
NAME                            POSITION AND OFFICES WITH DEPOSITOR
----------------------------------------------------------------------------------------------------------------
Robert E. Chappell              Chairman of the Board and Chief Executive Officer and Member of the Board of
                                Trustees
----------------------------------------------------------------------------------------------------------------
Daniel J. Toran                 President and Chief Operating Officer and Member of the Board of Trustees
----------------------------------------------------------------------------------------------------------------
Nancy S. Brodie                 Executive Vice President and Chief Financial Officer
----------------------------------------------------------------------------------------------------------------
John M. Albanese                Executive Vice President, Customer Service and Information Systems
----------------------------------------------------------------------------------------------------------------
Larry L. Mast                   Executive Vice President, Sales and Marketing
----------------------------------------------------------------------------------------------------------------
Peter M. Sherman                Executive Vice President, Sales and Marketing
----------------------------------------------------------------------------------------------------------------
Bill D. Fife                    Senior Vice President, Independence Financial Network
----------------------------------------------------------------------------------------------------------------
Ann M. Strootman                Vice President and Controller
----------------------------------------------------------------------------------------------------------------
Frederick M. Rackovan           Vice President, New Business
----------------------------------------------------------------------------------------------------------------
Laura Ritzko                    Secretary
----------------------------------------------------------------------------------------------------------------
Richard F. Plush                Vice President and Actuary
----------------------------------------------------------------------------------------------------------------
Steven O. Miller                Vice President, Broker Dealer Network
----------------------------------------------------------------------------------------------------------------
Steven M. Herzberg              Assistant Vice President and Treasurer
----------------------------------------------------------------------------------------------------------------

              The business address of each of the Trustees and officers is The Penn Mutual Life Insurance Company, Philadelphia, PA 19172.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                      PENN MUTUAL WHOLLY-OWNED SUBSIDIARIES

     CORPORATION                             PRINCIPAL BUSINESS                        STATE OF INCORPORATION
     -----------                             ------------------                        ----------------------
     The Penn Insurance and Annuity Company  Life Insurance and Annuities              Delaware

     Independence Capital Management, Inc.   Investment Adviser                        Pennsylvania

     Penn Janney Fund, Inc.                  Investments                               Pennsylvania

     INDEPENDENCE SQUARE PROPERTIES, LLC     Holding Company                           Pennsylvania

     The Pennsylvania Trust Company          Trust Company                             Pennsylvania

                       INDEPENDENCE SQUARE PROPERTIES, LLC
                            WHOLLY-OWNED SUBSIDIARIES


     CORPORATION                             PRINCIPAL BUSINESS                        STATE OF INCORPORATION
     -----------                             ------------------                        ----------------------

     INDEPRO CORPORATION                     Real Estate Investment                    Delaware

     WPI Investment Company                  Real Estate Investment                    Delaware

     Hornor, Townsend & Kent, Inc.           Registered Broker-Dealer and Investment   Pennsylvania
                                             Adviser

     Penn Tallahassee Corporation            Real Estate Investment                    Florida

     JANNEY MONTGOMERY SCOTT LLC             Registered Broker-Dealer and Investment   Delaware
                                             Adviser

                               INDEPRO CORPORATION
                            WHOLLY-OWNED SUBSIDIARIES

     CORPORATION                             PRINCIPAL BUSINESS                        STATE OF INCORPORATION
     -----------                             ------------------                        ----------------------
     Indepro Property Fund I Corporation     Real Estate Investment                    Delaware

     Indepro Property Fund II Corporation    Real Estate Investment                    Delaware

     Commons One Corporation                 Real Estate Investment                    Delaware

     West Hazleton, Inc.                     Real Estate Investment                    Delaware

                           JANNEY MONTGOMERY SCOTT LLC
                            WHOLLY-OWNED SUBSIDIARIES


     CORPORATION                             PRINCIPAL BUSINESS                        STATE OF INCORPORATION
     -----------                             ------------------                        ----------------------

     JMS Resources, Inc.                     Oil and Gas Development                   Pennsylvania

     JMS Investor Services, Inc.             Insurance Sales                           Delaware

ITEM 27.      NUMBER OF CONTRACT OWNERS

              As of December 1, 2001, there were:

               0 -- owners of qualified individual variable annuity contracts; 0 -- owners of nonqualified individual variable annuity contracts.

ITEM 28.       INDEMNIFICATION

               Section 6.2 of the By-laws of The Penn Mutual Life Insurance Company provides that, in accordance with the provisions of the Section, the Company shall indemnify trustees and officers against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred in connection with actions, suits and proceedings, to the extent such indemnification is not prohibited by law, and may provide other indemnification to the extent not prohibited by law. The By-laws are filed as Exhibit 6(b) to this Registration Statement and are incorporated in this registration statement by reference.

               Pennsylvania law (15 Pa. C.S.A.ss.ss.1741-1750) authorizes Pennsylvania corporations to provide indemnification to directors, officers and other persons.

               Penn Mutual owns a directors and officers liability insurance policy covering liabilities directors and officers of Penn Mutual and its subsidiaries may incur in acting as directors and officers.

               Selling Agreements entered into by The Penn Mutual Life Insurance Company ("Penn Mutual") and its subsidiary, Hornor, Townsend & Kent, Inc. ("HTK") with securities brokers and insurance agents generally provide for indemnification of Penn Mutual and HTK and their directors and officers in the event of liability resulting from unauthorized acts of the brokers and insurance agents.

               Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.       PRINCIPAL UNDERWRITERS

               Hornor Townsend & Kent, Inc. serves as principal underwriters of the securities of the Registrant.

               HORNOR, TOWNSEND & Kent, Inc. - Directors and Officers

               Daniel J. Toran, Chairman of the Board
               John J. Gray, Director
               Larry L. Mast, Director
               Nina M. Mulrooney, Director
               Ronald C. Zimmerman, Director, President and Chief Executive Officer
               Henry R. Buck, Assistant Vice President and Treasurer
               Joseph R. Englert, Vice President, Trading and Operations Elizabeth A. Knoll, Assistant Treasurer
               Robert Lagay, JD, Vice President, Compliance
               Edward G. Pecelli - Vice President, Sales and Marketing Franklin L. Best, Jr., Counsel
               Laura M. Ritzko, Secretary
               Eileen M. Tkacik, Auditor

               The principal business address of Mr. Gray is Janney, Montgomery, Scott LLC, 1801 Market Street, Philadelphia, Pennsylvania. The principal business address of Mses. Mulrooney, Ritzko and Tkacik and Messrs. Mast, Toran and Best is The Penn Mutual Life Insurance Company, Philadelphia, Pennsylvania, 19172. The principal business address of the other directors and officers is Hornor, Townsend & Kent, Inc., 600 Dresher Road, Horsham, Pennsylvania.

               COMMISSIONS AND OTHER COMPENSATION RECEIVED BY EACH PRINCIPAL UNDERWRITER DURING LAST FISCAL YEAR

                                       NET UNDERWRITING
                   NAME OF PRINCIPAL   DISCOUNTS AND          COMPENSATION ON   BROKERAGE         OTHER
                   UNDERWRITER         COMMISSIONS            REDEMPTION        COMMISSIONS       COMPENSATION
                   -------------------------------------------------------------------------------------------
                   Hornor, Townsend    $0                     $0                $0                $0
                   & Kent, Inc.

ITEM 30.       LOCATION OF ACCOUNTS AND RECORDS

               The name and address of the person who maintains physical possession of each account, book or other documents required by
               Section 31(a) of the Investment Company Act of 1940 is as follows:

               The Penn Mutual Life Insurance Company
               600 Dresher Road
               Horsham, Pennsylvania  19044

ITEM 31.       MANAGEMENT SERVICES

               See "Administrative and Recordkeeping Services" in Part B of this Registration Statement.

ITEM 32.       UNDERTAKINGS

               The Penn Mutual Life Insurance Company hereby undertakes:

               (a) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

               (b) to include either (1) as part of any application to purchase a contract or account offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information;

               (c) to deliver any statement of additional information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

                     Restrictions on withdrawals under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

                     The Penn Mutual Life Insurance Company represents that the fees and charges deducted under the Individual Variable and Fixed Annuity Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Registrant.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized in the Township of Horsham and the Commonwealth of Pennsylvania on the 5th day of December, 2001.

                                    By: PENN MUTUAL VARIABLE ANNUITY ACCOUNT III
                                        THE PENN MUTUAL LIFE INSURANCE COMPANY

                                    By: /s/ Robert E. Chappell
                                        ----------------------
                                        Robert E. Chappell
                                        Chairman of the Board of Trustees
                                        and Chief Executive Officer

         As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities indicated, on the 5th day of December, 2001.

SIGNATURE                                   TITLE
---------                                   -----

/s/ Robert E. Chappell                      Chairman of the Board of Trustees
----------------------
Robert E. Chappell                          and Chief Executive Officer

/s/ Nancy S. Brodie                         Executive Vice President
-------------------
Nancy S. Brodie                             and Chief Financial Officer

*JULIA CHANG BLOCH                          Trustee

*EDWARD G. BOEHNE                           Trustee

*JOAN P. CARTER                             Trustee

*PHILIP E. LIPPINCOTT                       Trustee

*JOHN F. MCCAUGHAN                          Trustee

*ALAN B. MILLER                             Trustee

EDMOND F. NOTEBAERT                         Trustee

*ROBERT H. ROCK                             Trustee

*DANIEL J. TORAN                            Trustee

*NORMAN T. WILDE, JR.                       Trustee

*WESLEY S. WILLIAMS, JR.                    Trustee

By: /s/ Robert E. Chappell
   ----------------------
   Robert E. Chappell, attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

EX.99 B6(b)        By-Laws of The Penn Mutual Life Insurance Company.

EX.99 B9 Opinion and Consent of Franklin L. Best, Jr., Esq., Managing Corporate Counsel of The Penn Mutual Life Insurance Company, as to the legality of the variable annuity contract being registered.

EX.99 B10          Consent of Ernst & Young LLP.

EX.99 B13          Schedule of Computation of Performance Quotations.